Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2016

Commission File No.:  1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ✓                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                           No        ✓

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued on 25 February 2016

99.2	Annual Report of Anheuser-Busch InBev SA/NV for the fiscal year dated 31 December 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: February 25, 2016	By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Senior Legal Counsel Corporate

Exhibit 99.1

PRESS RELEASE Brussels, 25 February 2016 – 1 / 25

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Fourth Quarter and Full Year 2015 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 4Q15 and FY15 versus the same period of last year. For important notes and disclaimers please refer to page 19.

●

Revenue: Revenue grew by 6.3% in FY15 and by 7.0% in 4Q15, with revenue per hl growth of 7.0% in FY15 and 7.7% in 4Q15. On a constant geographic basis, revenue per hl grew by 7.7% in FY15 and by 8.6% in 4Q15, driven by strong premium brand volumes

●

Global Brands: Revenues of our three global brands grew by 12.6% in FY15 and by 12.8% in 4Q15. In FY15 global revenues for Budweiser grew by 7.6%, while Stella Artois revenues grew by 12.5%, and Corona revenues increased by 23.0%

●

Volume: Total volumes declined by 0.6% in FY15, with own beer volumes essentially flat and non-beer volumes down 4.7%. In 4Q15, total volumes declined by 0.7%, with own beer volumes up 0.2% and non-beer volumes down 6.5%. Volumes of our global brands grew by 7.3% in FY15 and by 6.7% in 4Q15. Total Focus Brands volumes grew by 0.4% in FY15, and by 0.7% in 4Q15

●

Cost of Sales (CoS): CoS increased by 3.9% in FY15 and by 4.5% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.2% in FY15. In 4Q15 CoS grew 2.9% and by 3.5% on a per hl basis. On a constant geographic basis, CoS per hl increased by 4.6% in 4Q15

●	EBITDA grew by 7.8% in FY15 to 16 839 million USD with margin expansion of 55 bps, driven by the strong top-line result. In 4Q15, EBITDA grew by 6.6% to 4 313 million USD

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 1 239 million USD in FY15 compared to 1 828 million USD in FY14. This decrease was driven primarily by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on US dollar cash balances held in Mexico, and a positive mark-to-market adjustment linked to the hedging of our share-based payment programs

●	Income taxes: Income tax in FY15 was 2 594 million USD with a normalized effective tax rate (ETR) of 19.1%, compared to an income tax expense of 2 499 million USD in FY14 and a normalized ETR of 18.8%

●

Profit: Normalized profit attributable to equity holders of AB InBev was 8 513 million USD in FY15 compared to 8 865 million USD in FY14, with organic EBITDA growth and lower net finance costs, offset by unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 2 561 million USD in 4Q15, compared to 2 520 million USD in 4Q14

●	Earnings per share: Normalized earnings per share (EPS) decreased to 5.20 USD in FY15 from 5.43 USD in FY14, and increased to 1.56 USD in 4Q15 from 1.54 USD in 4Q14

●

Dividend: The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 27 April 2016. When combined with the interim dividend of 1.60 EUR per share paid in November 2015, the total dividend for the fiscal year 2015 would be 3.60 EUR per share. This represents an increase of 20% compared to fiscal year 2014. A timeline showing the ex-coupon dates, the record dates, and the payment dates can be found on page 17

●

Proposed combination with SABMiller: On 11 November 2015, the Boards of AB InBev and SABMiller announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev. We continue to expect the transaction to close in the second half of 2016, subject to regulatory clearances, shareholder approvals and other terms and conditions which will be set out in the documents relating to the transaction

●	2015 Full Year Financial Report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 25 February 2016 – 2 / 25

Figure 1. Consolidated performance (million USD)
	FY14	FY15	Organic growth
Total Volumes (thousand hls)	458 801	457 317	-0.6%
AB InBev own beer	407 995	409 949	-0.1%
Non-beer volumes	47 341	44 103	-4.7%
Third party products	3 465	3 265	-2.5%
Revenue	47 063	43 604	6.3%
Gross profit	28 307	26 467	7.9%
Gross margin	60.1%	60.7%	91 bp
Normalized EBITDA	18 542	16 839	7.8%
Normalized EBITDA margin	39.4%	38.6%	55 bp
Normalized EBIT	15 308	13 768	7.8%
Normalized EBIT margin	32.5%	31.6%	43 bp

Profit attributable to equity holders of AB InBev	9 216	8 273
Normalized profit attributable to equity holders of AB InBev	8 865	8 513

Earnings per share (USD)	5.64	5.05
Normalized earnings per share (USD)	5.43	5.20
	4Q14	4Q15	Organic growth
Total Volumes (thousand hls)	113 155	111 424	-0.7%
AB InBev own beer	98 636	98 524	0.2%
Non-beer volumes	13 567	12 147	-6.5%
Third party products	952	754	-4.5%
Revenue	12 018	10 723	7.0%
Gross profit	7 382	6 692	9.6%
Gross margin	61.4%	62.4%	150 bp
Normalized EBITDA	5 066	4 313	6.6%
Normalized EBITDA margin	42.2%	40.2%	-17 bp
Normalized EBIT	4 232	3 539	6.1%
Normalized EBIT margin	35.2%	33.0%	-30 bp

Profit attributable to equity holders of AB InBev	2 527	2 287
Normalized profit attributable to equity holders of AB InBev	2 520	2 561

Earnings per share (USD)	1.54	1.40
Normalized earnings per share (USD)	1.54	1.56

Figure 2. Volumes (thousand hls)
	FY14	Scope	Organic growth	FY15	Organic growth
					Total Volume	Own beer volume
North America	121 150	- 706	-2 293	118 151	-1.9%	-1.9%
Mexico	38 800	-	2 829	41 629	7.3%	7.3%
Latin America - North	125 418	18	-1 968	123 468	-1.6%	-0.9%
Latin America - South	36 826	- 277	-565	35 985	-1.5%	1.5%
Europe	44 278	- 246	-1 077	42 955	-2.4%	-2.2%
Asia Pacific	82 529	5 750	-62	88 218	-0.1%	0.0%
Global Export and Holding Companies	9 800	-3 224	335	6 911	5.1%	5.1%
AB InBev Worldwide	458 801	1 315	-2 799	457 317	-0.6%	-0.1%
	4Q14	Scope	Organic growth	4Q15	Organic growth
					Total Volume	Own beer volume
North America	28 345	-215	-814	27 317	-2.9%	-2.9%
Mexico	9 846	-	1 108	10 954	11.3%	11.2%
Latin America - North	36 245	2	-943	35 303	-2.6%	-1.8%
Latin America - South	11 047	-349	-396	10 303	-3.7%	-0.7%
Europe	10 132	-154	292	10 269	2.9%	3.6%
Asia Pacific	15 467	13	31	15 512	0.2%	0.4%
Global Export and Holding Companies	2 074	-298	-10	1 765	-0.6%	-0.6%
AB InBev Worldwide	113 155	-1 001	-730	111 424	-0.7%	0.2%

PRESS RELEASE Brussels, 25 February 2016 – 3 / 25

At Anheuser-Busch InBev, our ambition is to build a great, enduring company for the long term, not just for the next decade, but for the next 100 years. In 2015, we not only took significant steps towards building a company that will stand the test of time, but also delivered a year of solid growth and progress against our commercial priorities. Together with our colleagues, customers and commercial partners, and thanks to our consumers’ passion for our great portfolio of brands, we delivered strong organic growth in both top-line and EBITDA.

With our focus and attention firmly fixed on the long-term, we executed on a series of commercial priorities to keep our business growing, relevant to our consumers and respected by our stakeholders for years to come. We strengthened the connections between our brands and consumers around the world, and expanded our efforts to invest in the wellbeing of the communities in which we live and work. We also announced a proposed transaction with SABMiller to create the first truly global brewer.

Through strong, healthy organic growth, enhanced by strategic combinations, we continue to work towards realizing our Dream: to be the Best Beer Company Bringing People Together For a Better World.

Sustainable Top-Line Growth

Organic top-line growth, driven by focused commercial priorities, topped the list of our team’s accomplishments in 2015. Revenue grew by 6.3%, with revenues of our three global brands growing by 12.6%. These results, along with consistent cost discipline, drove a 7.8% increase in EBITDA. Normalized profit attributable to equity holders was 8.5 billion USD and normalized EPS was 5.20 USD. Delivering consistent, superior top-line growth remains our top priority and an important building block for sustainable growth and shareholder value creation.

Growing Together: Strategic Priorities

To accelerate top-line growth in a sustainable and consistent way, we have developed a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. These insights have enabled us to create frameworks that leverage the key moments of consumption. We then focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption moments, guided by four commercial priorities:

-	Growing our global brands;
-	Premiumizing and invigorating beer;
-	Elevating the core; and
-	Developing the near beer segment

In 2015, we made solid progress against each of these commercial priorities. But in line with our culture, we always challenge ourselves to aim higher and do more. We believe that, by understanding, embracing and enriching consumption moments and occasions, we will have the opportunity to drive top-line growth at an even faster pace, enabling us to continue investing in our future, while delivering increased shareholder value.

Growing our global brands involves leveraging the strength of Budweiser, Stella Artois and Corona to form strong connections with consumers around the world. To reach that goal, we are increasing our investments in sales and marketing programs that build on each brand’s distinct image and consumer positioning.

Budweiser, a brand identified with celebration and optimism, has sponsored events as diverse as Chinese New Year celebrations, a visit by the Clydesdales to Moscow and St. Petersburg, an amateur soccer digital video contest in the UK, and the Made in America music festival. Stella Artois is creating unique, immersive experiences such as “Sensorium” in Toronto and “Stars” in New York City, that highlight the values of sophistication and worth by emphasizing the brand’s heritage, quality and craftsmanship. Corona’s brand essence of escapism and relaxation is reflected in our Corona SunSets top-tier festivals and local music events in more than 20 countries, as well as the sponsorship of the World Surf League. Strong execution in both on-trade and off-trade channels is also critical. Our “Spiritual Homes” program for Corona, in which we

PRESS RELEASE Brussels, 25 February 2016 – 4 / 25

create a complete Corona-themed environment in a bar, is a great example of how we bring our brands to life through consistent and unique experiences for our consumers, wherever they enjoy our products.

The positive impact of these investments is significant. Our global brands enjoyed total volume growth of 7.3% and combined revenue growth of 12.6% in 2015. Global revenue for Budweiser was up 7.6%, while Stella Artois revenues grew by 12.5%, and Corona revenues increased by 23.0%.

Premiumizing and invigorating beer involves creating more excitement and aspiration around beer, especially among millennial consumers. The development of the craft category in the US, and increasingly around the world, is a prime example of how new vigor and energy can be brought to the consumer’s experience with beer. In recent years, we have been building a position in the craft space with acquisitions in the US. In 2015, we also expanded our global craft portfolio with acquisitions in other countries such as the UK, Mexico, Canada, Colombia and Brazil.

Getting consumers to see beer in new and fresh ways means we must do the same. To encourage this behavior, we have created a Disruptive Growth team to explore opportunities beyond the traditional areas of brands, brewing or marketing campaigns. One area being explored by the team is how technology can enhance distribution, packaging, and other aspects of the consumer’s experience. The team has identified a number of “bets” which, while initially small, could eventually become game-changers in the years ahead. For example, digital solutions and craft e-commerce platforms that allow consumers to order beer for quick delivery are being piloted in several countries, including Mexico, Brazil and Canada.

Elevating the core is focused on raising the perception and relevance of our core beers, which deliver the majority of our volume and revenue. Compelling, differentiated messaging and large scale activations that convey the unique character, quality and emotional appeal of our core brands, are some of the tools we are using to elevate the core. A great example is the “Brewed the Hard Way” campaign for Budweiser in the US. The campaign sent a strong message that evoked the brand’s heritage of quality and craftsmanship – and connected with consumers who respect those values.

Updated visual identities for our brands also help to elevate the core. We continually invest in new eye-catching designs and packaging innovations such as aluminum bottles and new pack sizes, that encourage consumers to take a fresh look at our brands. For example, in 2015, among other initiatives, we announced a bold new package design for Bud Light in the US, launched Negra Modelo in cans in Mexico, and increased our share of returnable glass bottles for many of our brands in Brazil, as part of our affordability strategy.

We are also elevating our core brands to win the hearts and minds of a new generation of consumers – young adults of legal drinking age. To do this, we are connecting our core brands with the passion points that inspire millennials, by focusing on events that our brands can “own” in such areas as music, sports, food and film.

Developing the near beer segment is just one way in which we are responding to consumer demand for more choice and excitement. In particular, we are competing more effectively for share of total alcohol by launching innovative products that offer malt beverage alternatives to wine and hard liquor. We view this near beer category as a major global opportunity. For example, variants of our MixxTail product are now sold in Argentina, the US and China. The success of Skol Beats Senses in Brazil led us to introduce Cass Beats in South Korea. The popularity of brands such as Cubanisto in the UK, France and Belgium also shows the potential of the flavored beer category.

Achieving More Together: Proposed SABMiller Combination

In November 2015 we announced a proposal to acquire SABMiller. We believe that a combination of our two companies would build the first truly global brewer and that this transaction would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities we serve.

Both companies have deep roots in some of the most historic beer cultures around the world and share a strong passion for brewing as well as an enduring tradition of quality. By bringing together our rich heritage, brands and people, we aim to provide more opportunities for consumers to taste and enjoy the world’s best beers. We believe this combination would generate significant growth opportunities and create enhanced value to benefit all stakeholders.

PRESS RELEASE Brussels, 25 February 2016 – 5 / 25

By pooling our resources, we would build one of the world’s leading consumer products companies, benefitting from the experience, commitment and drive of our combined global talent base. Our joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world. In particular, the combination would strengthen our position in emerging regions with strong growth prospects, such as Asia, Central and South America and Africa.

Bringing together our resources and expertise, we also would be able to make an even greater and more positive impact on the communities in which we live and work, by providing opportunities along the supply chain and aspiring to the highest standards of corporate social responsibility. In particular, we are very excited about the prospects of making a significant investment and commitment to the African continent. We admire SABMiller’s commitment to a number of important issues such as local economic development, supporting entrepreneurship, regional farming, limiting the environmental impact of our industry and, of course, promoting responsible consumption.

We believe our companies and cultures are very similar; we are both grounded in the belief that great companies are made up of great operators and great people. There is great talent across both organizations, and we believe we will be able to achieve incredible results by bringing together this talent and setting a clear path forward for the new company that all of our colleagues can rally behind.

Building a Better World Together

At AB InBev, we are committed to using our global resources – and our ability to bring people together – to make a difference in areas such as responsible or “smart” drinking, the environment and the communities in which we operate. Examples of our Better World initiatives include the following:

●	New Global Smart Drinking Goals for 2025 build on our 30-year track record of promoting responsible consumption, and aim to encourage positive changes in consumer behavior.

●

Together for Safer Roads is a coalition of which AB InBev is a founding member. TSR is working to reduce traffic fatalities, the No 1 cause of death among 15-29 year olds, by 50 percent by the year 2020 – a goal set by the United Nations Decade of Actions for Road Safety.

●	The Stella Artois Buy a Lady a Drink campaign, in partnership with Water.org, is bringing clean water to women and families in developing regions.

●

Our SmartBarley program continues to help barley growers worldwide improve their production, and livelihoods, through advanced technologies, data analysis and better farming practices. In 2015, we expanded our SmartBarley portfolio to include not only benchmarking but also research, technology, innovation and general education on best practices.

●	Our involvement in communities around the world includes support for disaster relief, educational opportunities, and more than 370,000 hours of volunteer efforts by AB InBev colleagues.

These are just a few of our many efforts to create a Better World.

Moving Forward Together

Looking ahead, we continue to see exciting opportunities to grow together with our colleagues, consumers and commercial partners all along the supply chain, and stakeholders in general. We have demonstrated our ability to drive organic top-line growth through a sharply-focused commercial strategy with clear priorities. Our portfolio of brands provides strong connections with consumers in many of the world’s largest beer markets. And our Dream-People-Culture platform inspires our more than 150,000 talented people – in 26 countries around the world – to work together and achieve more each day, and to deliver on our Dream: to be the Best Beer Company Bringing People Together For a Better World.

We appreciate the skill, passion and dedication of our people, as well as the support of our customers and shareholders, as we come together to advance the next stage of our growth story.

PRESS RELEASE Brussels, 25 February 2016 – 6 / 25

2016 OUTLOOK

Unless otherwise stated, the 2016 Outlook refers to AB InBev on a standalone basis, and excludes the impact of the proposed combination with SABMiller.

(i)	Top-line:

●	Total AB InBev: We expect revenue per hl to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix
●

In the US: We expect industry volumes to continue to improve in FY16. We expect our own sales-to-wholesalers (STWs) and sales-to-retailers (STRs) to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix

●	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives
●

In Brazil: We expect the economy to remain challenging in FY16. We expect our own net revenues to grow organically by mid to high single digits in FY16, after an expected weak first quarter due to a tough comparable

●	In China: We expect industry volumes to remain under pressure in FY16. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands

(ii)	Cost of Sales: We expect CoS per hl to increase by mid single digits on a constant geographic basis, driven by unfavorable foreign exchange transactional impacts, and growth in our premium brands.
(iii)

Distribution expenses: We expect distribution expenses per hl to increase organically by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

(iv)

Sales and Marketing investments: We expect sales and marketing investments to grow by high single to low double digits, weighted towards the first half of the year, as we continue to invest behind our brands and global platforms for the long term.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY16, excluding the impact of the proposed combination with SABMiller, to be in the range of 3.5% to 4.0%. Net pension interest expense and accretion expenses are expected to be approximately 30 and 85 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price will be accounted for in net interest expense and is expected to amount to approximately 400 million USD in a full quarter.

(vi)

Effective Tax Rate: We expect the normalized ETR in FY16 to be in the range of 22% to 24%. We expect the normalized ETR to be in the range of 23% to 25% in the period 2017-2018, and in the range of 25% to 27% thereafter. Our normalized ETR guidance continues to exclude the impact of any future gains and losses related to the hedging of our share-based payment programs. For the avoidance of doubt, our guidance on normalized ETR excludes the impact of the proposed combination with SABMiller, and the impact of the pre-funding of the purchase price for which no tax deduction is expected to be reported.

(vii)

Net Capital Expenditure: We expect net capital expenditure of approximately 4.0 billion USD in FY16. This represents a reduction of approximately 300 million USD compared to FY15, driven by favorable foreign exchange translation, which offsets increased investments in our consumer and commercial initiatives, and capacity expansion.

(viii)

Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro.

PRESS RELEASE Brussels, 25 February 2016 – 7 / 25

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	111 691	108 513	-2.2%
Revenue	14 118	13 825	-0.7%
Normalized EBITDA	6 029	5 477	-4.3%
Normalized EBITDA margin	42.7%	39.6%	-149 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	26 078	24 985	-3.3%
Revenue	3 331	3 234	-1.0%
Normalized EBITDA	1 352	1 232	-7.0%
Normalized EBITDA margin	40.6%	38.1%	-246 bp

In the United States, we estimate industry STRs were down by only 0.3% in FY15, and marginally up in 4Q15. Our own STRs were down 1.7% in FY15, and down 1.1% in 4Q15. Our STWs decreased by 2.2% in FY15, and by 3.3% in the quarter. We estimate our total market share, based on STRs, declined by approximately 55 bps in 4Q15 and by 65 bps in FY15.

Bud Light STRs were down low single digits during both FY15 and 4Q15. We estimate the brand’s share of total market was down approximately 40 bps in FY15, with some share loss in the premium light segment. In FY16, we expect Bud Light to benefit from the “Raise One to Right Now” campaign, which debuted at the 2016 Super Bowl, and a refreshed visual brand identity.

The performance of Budweiser remained very encouraging throughout the year, driven by successful campaigns emphasizing the brand’s quality and heritage credentials. STRs declined by low single digits in the year, with the brand’s share of total market down approximately 20 bps in FY15, based on our estimates. We will continue to build on this momentum in FY16.

Our portfolio of Above Premium brands performed well during the year, with STRs up mid-single digits, leading to a gain of approximately 30 bps of total market share, based on our estimates. The strongest performances came from Michelob Ultra, Stella Artois and Goose Island, which all delivered double digit volume growth in FY15. These performances were partly offset by some net share loss in the Flavored Malt Beverage (FMB) segment, due to continuing pressure on volumes of the Rita’s family.

US beer-only revenue per hl grew by 1.6% in FY15, helped by a positive brand mix contribution from our Above Premium brands.

Our sales and marketing investments increased by high single digits during the year as we continue to invest behind our brands and proven market programs for the long term. US EBITDA decreased by 4.3% in FY15, on an organic basis, to 5 477 million USD, with EBITDA margin declining by 149 bps to 39.6%. EBITDA declined by 7.0% in 4Q15 with an EBITDA margin of 38.1%.

PRESS RELEASE Brussels, 25 February 2016 – 8 / 25

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	38 800	41 629	7.3%
Revenue	4 619	3 951	11.1%
Normalized EBITDA	2 186	2 007	18.2%
Normalized EBITDA margin	47.3%	50.8%	308 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	9 846	10 954	11.3%
Revenue	1 148	1 010	13.9%
Normalized EBITDA	556	508	22.6%
Normalized EBITDA margin	48.4%	50.3%	352 bp

Our team in Mexico delivered a strong finish to the year. Our volumes grew by over 11% in the quarter and by more than 7% in FY15, driven by a favorable macroeconomic environment, and good performances by Corona, Bud Light and Victoria. Our Focus Brands, which represent approximately 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 9% in FY15. Beer continues to gain share of total alcohol in Mexico, based on our estimates, with good volume growth in all regions of the country.

We estimate our market share was marginally up in FY15, reaching a level of just over 58%, driven by the strong performance of our Focus Brands.

Revenues grew by 11.1% in FY15, with beer revenue per hl growing by 3.5%, driven by our revenue management initiatives and a positive impact on our brand mix, driven by Bud Light.

Cost synergies amounted to approximately 110 million USD in 4Q15, and approximately 210 million in FY15. This brings total cost savings achieved to date to approximately 940 million USD. We expect to deliver the remaining cost savings towards our 1 billion USD commitment primarily during the first half of 2016, and will therefore not be providing further updates on synergy delivery.

Mexico EBITDA grew by 18.2% to 2 007 million USD in FY15, with an EBITDA margin enhancement of 308 bps to 50.8%. The increase in EBITDA was driven by strong top-line growth and the delivery of cost synergies. This was partly offset by increased sales and marketing investments to drive our brands, higher cost of sales related to the import of Bud Light from the USA in order to meet increased demand, and unfavorable transaction FX. Mexico EBITDA grew by 22.6% in 4Q15, with EBITDA margin increasing to 50.3%.

PRESS RELEASE Brussels, 25 February 2016 – 9 / 25

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	117 509	114 354	-2.7%
Beer volumes	86 904	85 331	-1.8%
Non-beer volumes	30 605	29 023	-5.2%
Revenue	10 381	8 076	8.0%
Normalized EBITDA	5 435	4 331	10.6%
Normalized EBITDA margin	52.4%	53.6%	128 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	33 873	32 678	-3.5%
Beer volumes	25 009	24 380	-2.5%
Non-beer volumes	8 864	8 298	-6.4%
Revenue	3 172	2 185	6.9%
Normalized EBITDA	1 961	1 389	7.5%
Normalized EBITDA margin	61.8%	63.6%	34 bp

Our total volumes in Brazil decreased by 2.7% in FY15, with beer volumes down 1.8%, and soft drinks volumes down 5.2%. These results were delivered despite a very challenging macroeconomic environment and unfavorable weather in the fourth quarter. Our premium and near beer brands, which now account for almost 10% of our total beer volumes, delivered good growth, led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses. We estimate that our total beer market share, according to Nielsen, was 67.5% in FY15.

Brazil beer revenue per hl grew by 11.7% in FY15, benefitting from our revenue management initiatives, increased own distribution and premium brand mix.

The macroeconomic environment remains challenging and therefore our commercial focus continues to be on delivering sustainable top-line growth, driven by our affordability and pack price strategies, supported by disciplined field execution.

Brazil delivered strong EBITDA growth of 10.6% in FY15, reaching 4 331 million USD, with a margin increase of 128 bps to 53.6%. This EBITDA result was driven by solid top-line growth, productivity improvements and favorable commodity hedges benefiting cost of sales, and efficiencies in sales and marketing investments, partially offset by inflation, unfavorable transaction FX and higher distribution costs, mainly due to an increase in own distribution. Brazil EBITDA grew by 7.5% in 4Q15, with EBITDA margin increasing to 63.6%.

PRESS RELEASE Brussels, 25 February 2016 – 10 / 25

China

Key performance indicators

Figure 6. China (million USD)
	FY14	FY15	Organic growth
Total volumes (thousand hls)	71 412	74 562	0.4%
Revenue	3 873	4 208	9.8%
Normalized EBITDA	716	949	33.7%
Normalized EBITDA margin	18.5%	22.6%	411 bp
	4Q14	4Q15	Organic growth
Total volumes (thousand hls)	12 310	12 285	-0.2%
Revenue	746	807	13.9%
Normalized EBITDA	2	93	-
Normalized EBITDA margin	0.3%	11.6%	-

We estimate that total industry volumes declined by approximately 6% in FY15, mainly driven by continuing economic headwinds, with most of the impact being felt in the value and core segments.

Our own beer volumes grew by 0.4% in FY15 and were marginally down in 4Q15. We estimate that on an organic basis, we gained approximately 100 bps of market share in FY15, reaching 18.6%, driven by our commercial strategy of growing our premium and super premium brands nationally, and increasing distribution in the growth channels. The combined volumes of our Core+, Premium and Super Premium Brands grew by double digits in the year, and now represent more than 50% of our total China volume.

Our revenues in China increased by 9.8% in FY15, and by 13.9% in the quarter. Revenue per hl grew by 9.4% in FY15, with the majority of the increase coming from improved brand mix driven by the growth of Budweiser and our super premium portfolio.

China EBITDA grew by 33.7% in FY15, driven by strong top-line growth, operational efficiencies, as well as a one-time gain reported in 4Q15. EBITDA margin improved by 411 bps to 22.6%.

Highlights from our other markets

Our Argentina beer volumes were up low single digits in FY15, as a result of growth in our premium and super-premium brands, Stella Artois and Corona, as well as a good performance by MixxTail.

Canada had a very strong year. Our beer volumes increased by low-single digits, leading to a gain in market share, based on our estimates. Our Focus Brands continue to do very well, with particularly strong performances by Corona and Stella Artois, as well as a solid year from the Bud Light family.

Our own beer volumes in Europe were down approximately 2% in FY15, but up almost 3% in Western Europe. Net revenue in Europe grew by 4.6% in FY15, driven mainly by the growth of our premium brands. We estimate we gained market share in the majority of our markets, driven by organic growth from our Focus Brands, especially in France, Italy, and the Netherlands. In the UK, our own products grew mid single digits in FY15, driven by a strong performance from our Stella Artois and Corona activations. Own beer volumes in Belgium were down by low single digits in FY15, due to a difficult FIFA World Cup comparable. In Germany, own beer volumes were also down by low single digits in the year, although our market share grew, based on our estimates, supported by our Beck’s and Franziskaner innovations. Beer volumes in Russia were down mid single digits in the year, but up mid single digits in 4Q15, driven by our premium brands.

In South Korea, our beer volumes were down mid single digits in FY15, due to an estimated market share loss in a very competitive environment. However, trends improved in the second half of the year, with our beer volumes growing by low single digits in the fourth quarter, leading to a gain in market share, driven by our Cass freshness campaign and the further development of our Cass music platform.

PRESS RELEASE Brussels, 25 February 2016 – 11 / 25

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	FY14	FY15	Organic growth
Revenue	47 063	43 604	6.3%
Cost of sales	-18 756	-17 137	-3.9%
Gross profit	28 307	26 467	7.9%
Distribution expenses	-4 558	-4 259	-8.3%
Sales and marketing expenses	-7 036	-6 913	-9.4%
Administrative expenses	-2 791	-2 560	-8.3%
Other operating income/(expenses)	1 386	1 032	17.4%
Normalized profit from operations (normalized EBIT)	15 308	13 768	7.8%
Non-recurring items above EBIT	-197	136
Net finance income/(cost)	-1 828	-1 239
Non-recurring net finance income/(cost)	509	- 214
Share of results of associates	9	10
Income tax expense	-2 499	-2 594
Profit	11 302	9 867
Profit attributable to non-controlling interest	2 086	1 594
Profit attributable to equity holders of AB InBev	9 216	8 273

Normalized EBITDA	18 542	16 839	7.8%
Normalized profit attributable to equity holders of AB InBev	8 865	8 513
	4Q14	4Q15	Organic growth
Revenue	12 018	10 723	7.0%
Cost of sales	-4 636	-4 031	-2.9%
Gross profit	7 382	6 692	9.6%
Distribution expenses	-1 134	-1 045	-9.9%
Sales and marketing expenses	-1 621	-1 747	-22.8%
Administrative expenses	-781	-682	-2.8%
Other operating income/(expenses)	386	320	14.4%
Normalized profit from operations (normalized EBIT)	4 232	3 539	6.1%
Non-recurring items above EBIT	-157	59
Net finance income/(cost)	-214	34
Non-recurring net finance income/(cost)	168	-222
Share of results of associates	-4	-2
Income tax expense	-749	-674
Profit	3 276	2 734
Profit attributable to non-controlling interest	749	447
Profit attributable to equity holders of AB InBev	2 527	2 287

Normalized EBITDA	5 066	4 313	6.6%
Normalized profit attributable to equity holders of AB InBev	2 520	2 561

PRESS RELEASE Brussels, 25 February 2016 – 12 / 25

Revenue

Consolidated revenue grew by 6.3% in FY15, with revenue per hl growth of 7.0%. This result was driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. On a constant geographic basis, revenue per hl grew by 7.7%. In 4Q15, revenue grew by 7.0% with revenue per hl growth of 7.7%. On a constant geographic basis revenue per hl grew by 8.6%.

Cost of Sales (CoS)

Total CoS increased by 3.9% in FY15, and by 4.5% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments, and product mix. These increases were partly offset by procurement savings and the synergies delivered in Mexico. On a constant geographic basis, CoS per hl increased by 5.2% in FY15. In 4Q15, CoS increased by 2.9%, with a CoS per hl increase of 3.5%, and 4.6% on a constant geographic basis.

Distribution expenses

Distribution expenses grew by 8.3% and by 9.0% on a per hl basis in FY15. This increase was driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South. Distribution expenses increased by 9.9% in 4Q15 and by 10.6% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 9.4% in FY15 with increased support behind the long term growth of our brands, innovations and sales activations. The increased investments included further support for the growth of our global brands and our premiumization initiatives. Sales and marketing investments increased by 22.8% in 4Q15 due to the timing of investments.

Administrative expenses

Administrative expenses increased by 8.3% in FY15 mainly due to variable compensation accruals. In 4Q15, administrative expenses increased by 2.8%.

Other operating income

Other operating income grew by 17.4% in FY15, and by 14.4% in 4Q15.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	4Q14	4Q15	FY14	FY15
Restructuring	-78	-80	-158	-171
Judicial settlement	-	-	-	-80
Acquisition costs related to business combinations	-6	-51	-77	-55
Impairment of assets	-119	-	-119	-82
Business and asset disposal	46	190	157	524
Impact on profit from operations	-157	59	-197	136

Normalized profit from operations excludes positive non-recurring items of 136 million USD in FY15, which consists primarily of gains on property sales, and compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through the company’s wholly-owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system. The judicial settlement expense relates to the agreement reached between the Brazilian Antitrust Authority, and Ambev, regarding the “Tô Contigo” customer loyalty program.

PRESS RELEASE Brussels, 25 February 2016 – 13 / 25

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	4Q14	4Q15	FY14	FY15
Net interest expense	- 374	- 368	-1 634	-1 466
Net interest on net defined benefit liabilities	- 29	- 29	- 124	- 118
Accretion expenses	- 127	- 83	- 364	- 326
Other financial results	316	514	294	671
Net finance income/(cost)	- 214	34	-1 828	-1 239

Net finance cost (excluding non-recurring net finance results) was 1 239 million USD in FY15 compared to 1 828 million USD in FY14. This decrease was driven by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on US dollar cash balances held in Mexico, and a positive mark-to-market adjustment of 844 million USD, linked to the hedging of the company’s share-based payment program. Net finance cost in FY14 includes a positive mark-to-market adjustment of 711 million USD.

Net finance cost in 4Q15 includes a positive mark-to-market adjustment of 811 million USD, linked to the hedging of our share-based payment programs, partially offset by negative currency results. Net finance cost in 4Q14 includes a positive mark-to-market adjustment of 275 million USD, as well as positive currency results.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge
	4Q14	4Q15	FY14	FY15
Share price at the start of the period (Euro)	88.12	94.92	77.26	93.86
Share price at the end of the period (Euro)	93.86	114.40	93.86	114.40
Number of derivative equity instruments at the end of the period (millions)	33.7	35.5	33.7	35.5

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	4Q14	4Q15	FY14	FY15
Mark-to-market adjustments	168	- 203	509	- 195
Other	-	- 19	-	- 19
Non-recurring net finance income/(cost)	168	- 222	509	- 214

Non-recurring net finance results were -214 million USD in FY15 and 509 million USD in FY14. Non-recurring net finance cost in FY15 includes a negative mark-to-market adjustment of 688 million USD related to the portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting under IFRS rules. This is partly offset by a favorable mark-to-market adjustment of 511 million USD on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo.

The deferred share instrument was hedged at an average price of approximately 68 EUR per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge
	4Q14	4Q15	FY14	FY15
Share price at the start of the period (Euro)	88.12	94.92	77.26	93.86
Share price at the end of the period (Euro)	93.86	114.40	93.86	114.40
Number of derivative equity instruments at the end of the period (millions)	23.1	23.1	23.1	23.1

PRESS RELEASE Brussels, 25 February 2016 – 14 / 25

Income tax expense

Figure 13. Income tax expense (million USD)
	4Q14	4Q15	FY14	FY15
Income tax expense	749	674	2 499	2 594
Effective tax rate	18.6%	19.8%	18.1%	20.8%
Normalized effective tax rate	18.5%	15.6%	18.8%	19.1%

Income tax expense in FY15 was 2 594 million USD with a normalized effective tax rate (ETR) of 19.1%, compared to an income tax expense of 2 499 million USD in FY14 and a normalized ETR of 18.8%. The increase in the normalized ETR was mainly due to changes in country profit mix, partially offset by the favorable impact of the gain linked to the hedging of our share-based payment programs.

Income tax expense in 4Q15 was 674 million USD with a normalized ETR of 15.6%, compared to an income tax expense of 749 million USD in 4Q14 and a normalized ETR of 18.5%. This decrease is due mainly to the favorable impact of the gain linked to the hedging of our share-based payment programs.

The increase in the reported ETR in both 4Q15 and FY15 results from changes in country profit mix, provisions for tax claims and uncertain tax matters, and the unfavorable impact of the negative mark-to-market adjustment in relation to the hedging of the purchase price of the proposed combination with SABMiller.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 2 086 million USD in FY14 to 1 594 million USD in FY15, with an improved operating performance in Ambev being offset by currency translation effects. Profit attributable to non-controlling interest decreased from 749 million USD in 4Q14 to 447 million USD in 4Q15.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	4Q14	4Q15	FY14	FY15
Profit attributable to equity holders of AB InBev	2 527	2 287	9 216	8 273
Non-recurring items, after taxes, attributable to equity holders of AB InBev	161	51	158	26
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-168	222	-509	214
Normalized profit attributable to equity holders of AB InBev	2 520	2 561	8 865	8 513

Normalized profit attributable to equity holders of AB InBev decreased to 8 513 million USD in FY15 from 8 865 million USD in FY14. This decrease was driven by organic EBITDA growth and lower net finance costs, offset by unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 2 561 million USD in 4Q15, compared to 2 520 million USD in 4Q14.

Normalized EPS

Figure 15. Earnings per share (million USD)
	4Q14	4Q15	FY14	FY15
Basic earnings per share	1.54	1.40	5.64	5.05
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.10	0.03	0.10	0.02
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.10	0.13	-0.31	0.13
Normalized earnings per share	1.54	1.56	5.43	5.20

Normalized earnings per share (EPS) decreased to 5.20 USD in FY15 from 5.43 USD in FY14, and increased to 1.56 USD in 4Q15 from 1.54 USD in 4Q14.

PRESS RELEASE Brussels, 25 February 2016 – 15 / 25

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q14	4Q15	FY14	FY15
Profit attributable to equity holders of AB InBev	2 527	2 287	9 216	8 273
Non-controlling interests	749	447	2 086	1 594
Profit	3 276	2 734	11 302	9 867
Income tax expense	749	674	2 499	2 594
Share of result of associates	4	2	-9	-10
Net finance (income)/cost	214	-34	1 828	1 239
Non-recurring net finance (income)/cost	-168	222	-509	214
Non-recurring items above EBIT (incl. non-recurring impairment)	157	-59	197	-136
Normalized EBIT	4 232	3 539	15 308	13 768
Depreciation, amortization and impairment	834	774	3 234	3 071
Normalized EBITDA	5 066	4 313	18 542	16 839

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 25 February 2016 – 16 / 25

FINANCIAL POSITION

Figure 17. Cash Flow Statement (million USD)
	FY14	FY15
Operating activities
Profit	11 302	9 867
Interest, taxes and non-cash items included in profit	7 029	6 859
Cash flow from operating activities before changes in working capital and use of provisions	18 331	16 726

Change in working capital	815	1 786
Pension contributions and use of provisions	-458	-449
Interest and taxes (paid)/received	-4 574	-3 964
Dividends received	30	22
Cash flow from operating activities	14 144	14 121

Investing activities
Net capex	-4 122	-4 337
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-6 700	-918
Proceeds from the sale of/(investments in) short-term debt securities	-187	169
Proceeds from the sale of assets held for sale	-65	397
Other	14	-241
Cash flow from investing activities	-11 060	-4 930

Financing activities
Dividends paid	-7 400	-7 966
Net (payments on)/proceeds from borrowings	3 223	457
Net proceeds from the issue of share capital	83	5
Share buyback	—	-1 000
Other (including net finance cost other than interest)	147	-777
Cash flow from financing activities	-3 947	-9 281

Net increase/(decrease) in cash and cash equivalents	-863	-90

FY15 recorded a decrease in cash and cash equivalents of 90 million USD compared to a decrease of 863 million USD in FY14, with the following movements:

●

Cash flow from operating activities reached 14 121m US dollar in 2015 compared to 14 144m US dollar in 2014, with unfavorable foreign exchange translational impacts being offset by strong working capital management and an increase in trade payables at year end, related to the timing of the company’s capital expenditures, these payables having, on average, longer payment terms

●

Cash flow from investing activities was an outflow of 4 930 million USD in FY15 as compared to 11 060 million USD in FY14. In FY14, cash outflow from investing activities mainly reflects the acquisition of Oriental Brewery (OB). AB InBev’s net capital expenditure amounted to 4 337 million USD in FY15 and 4 122 million USD in FY14. Approximately 52% of the net capital expenditure in FY15 was used to improve the company’s production facilities, while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software

●

Cash flow from financing activities amounted to a cash outflow of 9 281 million USD in FY15, compared to a cash outflow of 3 947 million USD in FY14. The cash outflow from financing activities in FY15 reflects the 1 000 million USD share buyback program completed on 22 June 2015, and higher dividends paid. The cash outflow from financing activities in FY14 reflects the positive impact of the funding of the acquisition of OB

PRESS RELEASE Brussels, 25 February 2016 – 17 / 25

AB InBev’s net debt as of 31 December 2015 was 42.2 billion USD, compared to 42.1 billion USD as of 31 December 2014.

Net debt to normalized EBITDA increased from 2.27x for the 12-month period ending 31 December 2014 to 2.51x for the 12-month period ending 31 December 2015, both on a reported basis.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion USD Committed Senior Acquisition Facilities Agreement dated 28 October 2015. The new financing consists of a 10.0 billion USD Disposal Bridge Facility, a 15.0 billion USD Cash/Debt Capital Market (DCM) Bridge Facility A, a 15.0 billion USD Cash/DCM Bridge Facility B, a 25.0 billion USD Term Facility A, and a 10.0 billion USD Term Facility B. As of 31 December 2015, all facilities remain undrawn. On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion USD of its 75.0 billion USD Committed Senior Acquisition Facilities following approximately 47.0 billion USD of capital markets issuances in January 2016.

As of 31 December 2015, the company had total liquidity of 15 965 million USD, which consisted of 9 000 million USD available under committed long-term credit facilities and 6 965 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

Figure 18. Terms and debt repayment schedule as of 31 December 2015 (billion USD)

PROPOSED FINAL DIVIDEND

Dividend Timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	29 April 2016	2 May 2016	3 May 2016
MEXBOL: ABI	29 April 2016	2 May 2016	3 May 2016
JSE: ANB	29 April 2016	6 May 2016	9 May 2016
NYSE: BUD (ADR program)	28 April 2016	2 May 2016	20 May 2016

The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 27 April 2016. When combined with the interim dividend of 1.60 EUR per share paid in November 2015, the total dividend for the fiscal year 2015 would be 3.60 EUR per share. This represents an increase of 20% compared to fiscal year 2014.

PRESS RELEASE Brussels, 25 February 2016 – 18 / 25

RECENT EVENTS

Johannesburg Stock Exchange (JSE) Listing

On 15 January 2016, AB InBev announced its secondary inward listing on the JSE, effective immediately. The secondary inward listing on the mainboard of the JSE was completed by way of introduction and consists of all of AB InBev’s issued ordinary shares without nominal value, totaling 1,608,242,156 ordinary shares. The shares trade in the “Consumer – Food & Beverages – Beverages - Brewers” sector of the JSE, under the abbreviated name “AB InBev”, JSE share code “ANB” and ISIN BE0003793107.

46.0 billion USD Bond Issuance

On 25 January 2016 AB InBev’s subsidiary, Anheuser-Busch InBev Finance Inc., completed the issuance of 4.0 billion USD aggregate principal amount of 1.90% Notes due 1 February 2019; 7.5 billion USD aggregate principal amount of 2.65% Notes due 1 February 2021; 6.0 billion USD aggregate principal amount of 3.30% Notes due 1 February 2023; 11.0 billion USD aggregate principal amount of 3.65% Notes due 1 February 2026; 6.0 billion USD aggregate principal amount of 4.70% Notes due 1 February 2036; 11.0 billion USD aggregate principal amount of 4.90% Notes due 1 February 2046; and 500 million USD aggregate principal amount of floating rate Notes due 1 February 2021, bearing interest at an annual rate of 126 basis points above three-month LIBOR.

1.47 billion USD Fixed Rate Notes

On 29 January 2016, AB InBev’s subsidiary, Anheuser-Busch InBev Finance Inc., completed the issuance of 1.47 billion USD aggregate principal amount of 4.915% Notes due 29 January 2046.

Partial Cancellation of Committed Senior Acquisition Facilities

On 27 January 2016 AB InBev announced that it had cancelled 42.5 billion USD of the 75.0 billion USD Committed Senior Acquisition Facilities relating to the proposed combination with SABMiller, following the bond issuances described above. Upon receipt of the net proceeds of the 46.0 billion USD offering, the Company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30.0 billion USD. Additionally the Company chose to make a voluntary cancellation of 12.5 billion USD of the Term Facility A as permitted under the terms of the Committed Senior Acquisition Facilities.

SABMiller’s European Business

On 3 December 2015, in line with its commitment to proactively address potential regulatory considerations, AB InBev announced that it was exploring the sale of certain of SABMiller’s European premium brands and related businesses.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire these brands and businesses. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550 million euro on a debt free/ cash free basis. The parties have now commenced the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses.

Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

PRESS RELEASE Brussels, 25 February 2016 – 19 / 25

NOTES

AB InBev’s 4Q15 and 4Q14 and FY15 and FY14 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 1Q14 volumes related to the TSA have therefore been treated as a negative scope.

4Q15 and FY15 EPS is based upon a weighted average of 1 638 million shares compared to 1 634 million shares for 4Q14 and FY14.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to Anheuser-Busch InBev’s proposed acquisition of SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks and uncertainties relating to Anheuser-Busch InBev described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015 and in Exhibit 99.4 to Anheuser-Busch InBev’s Report on Form 6-K (the “SABMiller 6-K”) filed with the SEC on 21 December 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F, the SABMiller 6-K and other reports furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE Brussels, 25 February 2016 – 20 / 25

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The Fourth Quarter 2015 (4Q15) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 17 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2015, which have been audited by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with international standards on auditing and resulted on an unqualified audit opinion. Financial data included in Figures 3 to 6, 10, 12 and 18 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2015 (except for the volume information).

PRESS RELEASE Brussels, 25 February 2016 – 21 / 25

CONFERENCE CALL AND WEBCAST

Press Conference:

10.30am CET – Global Headquarters, Leuven, Belgium

Investor Conference call and Webcast on Thursday, 25 February 2016:

2.00pm Brussels / 1.00pm London / 8.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=1117083&s=1&k=C956F7C7ED4ABE508B220D78F24B90D2

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/21561488

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 25 February 2016 – 22 / 25

Annex 1
AB InBev Worldwide	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	458 801	1 315	-	-2 799	457 317	-0.6%
of which AB InBev own beer	407 995	2 503	-	- 549	409 949	-0.1%
Revenue	47 063	- 433	-5 957	2 930	43 604	6.3%
Cost of sales	-18 756	237	2 097	- 714	-17 137	-3.9%
Gross profit	28 307	- 196	-3 860	2 215	26 467	7.9%
Distribution expenses	-4 558	2	672	- 375	-4 259	-8.3%
Sales and marketing expenses	-7 036	- 83	867	- 661	-6 913	-9.4%
Administrative expenses	-2 791	61	396	- 225	-2 560	-8.3%
Other operating income/(expenses)	1 386	- 281	- 266	192	1 032	17.4%
Normalized EBIT	15 308	- 496	-2 190	1 146	13 768	7.8%
Normalized EBITDA	18 542	- 473	-2 639	1 409	16 839	7.8%
Normalized EBITDA margin	39.4%				38.6%	55 bp
North America	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	121 150	- 706	-	-2 293	118 151	-1.9%
Revenue	16 093	- 193	- 276	- 22	15 603	-0.1%
Cost of sales	-6 391	164	64	42	-6 122	0.7%
Gross profit	9 702	- 29	- 212	20	9 481	0.2%
Distribution expenses	-1 324	- 2	51	- 42	-1 317	-3.2%
Sales and marketing expenses	-2 136	- 4	37	- 190	-2 293	-8.9%
Administrative expenses	-473	- 8	11	- 33	- 503	-7.0%
Other operating income/(expenses)	299	- 266	-	18	50	54.0%
Normalized EBIT	6 068	- 310	- 113	- 228	5 418	-4.0%
Normalized EBITDA	6 820	- 309	- 122	- 218	6 172	-3.3%
Normalized EBITDA margin	42.4%				39.6%	-132 bp
Mexico	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	38 800	-	-	2 829	41 629	7.3%
Revenue	4 619	- 387	- 749	468	3 951	11.1%
Cost of sales	-1 374	176	197	- 33	-1 034	-2.8%
Gross profit	3 245	- 211	- 552	435	2 917	14.3%
Distribution expenses	-453	25	76	- 51	- 403	-12.0%
Sales and marketing expenses	-808	30	136	- 78	- 720	-10.0%
Administrative expenses	-430	16	66	1	- 347	0.3%
Other operating income/(expenses)	237	- 20	- 42	47	222	21.8%
Normalized EBIT	1 791	- 160	- 316	355	1 670	21.8%
Normalized EBITDA	2 186	- 168	- 380	368	2 007	18.2%
Normalized EBITDA margin	47.3%				50.8%	308 bp
Latin America - North	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	125 418	18	-	-1 968	123 468	-1.6%
Revenue	11 269	1	-3 157	984	9 096	8.7%
Cost of sales	-3 741	- 1	1 007	- 298	-3 032	-8.0%
Gross profit	7 528	-	-2 150	686	6 064	9.1%
Distribution expenses	-1 404	-	402	- 135	-1 137	-9.6%
Sales and marketing expenses	-1 253	-	336	- 63	- 980	-5.0%
Administrative expenses	-581	-	170	- 72	- 483	-12.4%
Other operating income/(expenses)	689	-	- 216	84	557	12.1%
Normalized EBIT	4 979	-	-1 458	500	4 020	10.0%
Normalized EBITDA	5 742	-	-1 690	657	4 709	11.5%
Normalized EBITDA margin	51.0%				51.8%	127 bp

PRESS RELEASE Brussels, 25 February 2016 – 23 / 25

Annex 1
Latin America - South	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	36 826	- 277	-	- 565	35 985	-1.5%
Revenue	2 961	32	- 385	849	3 458	28.4%
Cost of sales	-1081	- 4	144	- 291	-1 232	-26.9%
Gross profit	1 881	27	- 240	558	2 227	29.3%
Distribution expenses	-290	6	41	- 83	- 327	-29.4%
Sales and marketing expenses	-315	- 1	48	- 127	- 394	-40.7%
Administrative expenses	-106	1	15	- 39	- 129	-37.3%
Other operating income/(expenses)	5	7	- 2	6	16	55.5%
Normalized EBIT	1 175	40	- 138	315	1 392	25.9%
Normalized EBITDA	1 352	40	- 160	356	1 588	25.6%
Normalized EBITDA margin	45.6%				45.9%	-101 bp

Europe	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	44 278	- 246	-	-1 077	42 955	-2.4%
of which AB InBev own beer	42 575	- 246	-	- 924	41 405	-2.2%
Revenue	4 865	- 45	-1 032	224	4 012	4.6%
Cost of sales	-2 081	10	461	- 57	-1 667	-2.7%
Gross profit	2 784	- 35	- 572	167	2 345	6.1%
Distribution expenses	-477	- 2	107	- 35	- 407	-7.4%
Sales and marketing expenses	-1067	- 1	238	- 58	- 888	-5.4%
Administrative expenses	-362	-	85	- 44	- 321	-12.1%
Other operating income/(expenses)	28	-	- 1	- 8	19	-27.5%
Normalized EBIT	906	- 38	- 143	22	748	2.5%
Normalized EBITDA	1 343	- 37	- 239	23	1 090	1.8%
Normalized EBITDA margin	27.6%				27.2%	-74 bp

Asia Pacific	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	82 529	5 750	-	- 62	88 218	-0.1%
Revenue	5 040	305	- 145	355	5 555	7.1%
Cost of sales	-2 552	- 172	67	- 100	-2 758	-3.9%
Gross profit	2 489	133	- 79	255	2 797	10.5%
Distribution expenses	-434	- 33	13	- 10	- 464	-2.3%
Sales and marketing expenses	-1227	- 109	33	- 95	-1 399	-7.8%
Administrative expenses	-400	52	7	9	- 332	2.7%
Other operating income/(expenses)	90	4	- 2	48	140	53.4%
Normalized EBIT	517	47	- 28	207	742	39.6%
Normalized EBITDA	1 067	77	- 40	244	1 349	22.8%
Normalized EBITDA margin	21.2%				24.3%	315 bp

Global Export and Holding Companies	FY14	Scope	Currency translation	Organic growth	FY15	Organic growth
Total volumes (thousand hls)	9 800	-3 224	-	335	6 911	5.1%
Revenue	2 216	- 146	- 212	72	1 929	3.5%
Cost of sales	-1 538	64	158	22	-1 294	1.5%
Gross profit	678	- 82	- 55	94	635	15.7%
Distribution expenses	-175	9	- 18	- 17	- 202	-10.3%
Sales and marketing expenses	-230	3	39	- 51	- 238	-22.4%
Administrative expenses	-440	-	42	- 48	- 445	-10.9%
Other operating income/(expenses)	39	- 6	- 3	- 3	27	-7.7%
Normalized EBIT	-128	- 75	5	- 25	- 223	-12.1%
Normalized EBITDA	33	- 75	- 10	- 23	- 75	-52.6%

PRESS RELEASE Brussels, 25 February 2016 – 24 / 25

Annex 2
AB InBev Worldwide	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	113 155	-1 001	-	-730	111 424	-0.7%
of which AB InBev own beer	98 636	-266	-	154	98 524	0.2%
Revenue	12 018	-188	-1 939	832	10 723	7.0%
Cost of sales	-4 636	96	640	-129	-4 031	-2.9%
Gross profit	7 382	-92	-1 299	701	6 692	9.6%
Distribution expenses	-1 134	6	195	-112	-1 045	-9.9%
Sales and marketing expenses	-1 621	-6	249	-369	-1 747	-22.8%
Administrative expenses	- 781	5	116	-21	- 682	-2.8%
Other operating income/(expenses)	386	-15	-105	53	320	14.4%
Normalized EBIT	4 232	-102	-843	252	3 539	6.1%
Normalized EBITDA	5 066	-102	-979	328	4 313	6.6%
Normalized EBITDA margin	42.2%				40.2%	-17 bp

North America	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	28 345	-215	-	-814	27 317	-2.9%
Revenue	3 796	-57	-73	-22	3 644	-0.6%
Cost of sales	-1 524	50	18	7	-1 449	0.5%
Gross profit	2 272	-7	-56	-15	2 195	-0.7%
Distribution expenses	- 321	-1	13	-14	- 323	-4.5%
Sales and marketing expenses	- 501	-2	8	-78	- 573	-15.5%
Administrative expenses	- 117	-4	3	-3	- 121	-3.0%
Other operating income/(expenses)	23	-14	-	16	25	-
Normalized EBIT	1 357	-28	-31	-96	1 203	-7.2%
Normalized EBITDA	1 553	-28	-34	-92	1 400	-6.0%
Normalized EBITDA margin	40.9%				38.4%	-224 bp

Mexico	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	9 846	-	-	1 108	10 954	11.3%
Revenue	1 148	-64	-225	151	1 010	13.9%
Cost of sales	- 316	17	59	- 18	- 259	-6.2%
Gross profit	833	-47	-166	132	752	16.9%
Distribution expenses	- 109	2	23	-19	- 104	-17.9%
Sales and marketing expenses	- 213	-	45	-42	- 210	-19.4%
Administrative expenses	- 91	-	17	-	- 74	-0.2%
Other operating income/(expenses)	58	-5	-13	20	60	37.0%
Normalized EBIT	477	-50	-94	92	425	21.5%
Normalized EBITDA	556	-50	-113	114	508	22.6%
Normalized EBITDA margin	48.4%				50.3%	352 bp

Latin America - North	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	36 245	2	-	-943	35 303	-2.6%
Revenue	3 455	-1	-1 213	246	2 487	7.1%
Cost of sales	-1 033	-	354	-52	- 730	-5.0%
Gross profit	2 423	-1	-859	194	1 757	8.0%
Distribution expenses	- 369	-	140	-40	- 269	-10.9%
Sales and marketing expenses	- 242	-	109	-73	- 206	-29.9%
Administrative expenses	- 196	-	55	40	- 101	20.2%
Other operating income/(expenses)	254	-	-86	-9	159	-3.6%
Normalized EBIT	1 869	-1	-641	112	1 338	6.0%
Normalized EBITDA	2 071	-1	-720	143	1 492	6.9%
Normalized EBITDA margin	59.9%				60.0%	-11 bp

PRESS RELEASE Brussels, 25 February 2016 – 25 / 25

Annex 2
Latin America - South	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	11 047	-349	-	-396	10 303	-3.7%
Revenue	982	-	-146	236	1 072	24.1%
Cost of sales	- 340	7	48	-45	- 330	-13.4%
Gross profit	643	6	-97	191	744	29.6%
Distribution expenses	- 88	4	15	-29	- 99	-35.4%
Sales and marketing expenses	- 75	-	17	-55	- 112	-75.3%
Administrative expenses	- 34	1	5	-6	- 34	-17.3%
Other operating income/(expenses)	17	3	-1	-11	7	-61.5%
Normalized EBIT	463	13	-61	90	505	18.8%
Normalized EBITDA	513	14	-69	98	556	18.7%
Normalized EBITDA margin	52.2%				51.9%	-234 bp

Europe	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	10 132	-154	-	292	10 269	2.9%
of which AB InBev own beer	9 730	-154	-	346	9 922	3.6%
Revenue	1 069	-20	-179	94	964	8.9%
Cost of sales	- 466	7	88	-41	- 413	-9.0%
Gross profit	603	-13	-93	52	550	8.8%
Distribution expenses	- 102	-	19	-11	- 95	-11.2%
Sales and marketing expenses	- 202	-	46	-48	- 204	-23.5%
Administrative expenses	- 108	-	21	-17	- 104	-15.9%
Other operating income/(expenses)	13	-	-2	-	11	1.0%
Normalized EBIT	204	-14	-9	-24	158	-12.6%
Normalized EBITDA	311	-13	-29	-22	247	-7.4%
Normalized EBITDA margin	29.1%				25.6%	-424 bp

Asia Pacific	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	15 467	13	-	31	15 512	0.2%
Revenue	1 064	-14	-47	116	1 118	11.0%
Cost of sales	- 596	2	24	-15	- 586	-2.5%
Gross profit	469	-12	-24	101	533	22.2%
Distribution expenses	- 105	-	5	-1	- 102	-1.3%
Sales and marketing expenses	- 335	-4	12	-34	- 361	-10.2%
Administrative expenses	- 125	8	3	10	- 104	8.7%
Other operating income/(expenses)	6	1	-1	44	50	-
Normalized EBIT	- 90	-7	-6	119	15	-
Normalized EBITDA	68	-7	-12	127	177	-
Normalized EBITDA margin	6.4%				15.8%	1027 bp

Global Export and Holding Companies	4Q14	Scope	Currency translation	Organic growth	4Q15	Organic growth
Total volumes (thousand hls)	2 074	-298	-	-10	1 765	-0.6%
Revenue	504	-32	-55	11	427	2.3%
Cost of sales	- 364	13	51	33	-266	9.6%
Gross profit	140	-19	-5	45	161	36.6%
Distribution expenses	- 39	3	-19	5	-50	14.4%
Sales and marketing expenses	- 52	-	12	-41	-80	-78.3%
Administrative expenses	- 112	-	11	-45	-145	-39.8%
Other operating income/(expenses)	16	-2	- 1	-6	8	-36.3%
Normalized EBIT	- 48	-16	-1	-41	-106	-62.6%
Normalized EBITDA	- 5	-16	-5	-41	-67	-

Exhibit 99.2

Annual Report 2015

Financial Report

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

PROPOSED COMBINATION WITH SABMILLER

On 11 November 2015, the boards of AB InBev and SABMiller plc (“SABMiller”) announced that they had reached an agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev (the “Combination”).

The Combination will be implemented by means of a newly incorporated Belgian company formed for the purposes of the Combination (“Newco”). AB InBev will also merge into Newco so that, following completion of the Combination, Newco will be the new holding company for the combined AB InBev and SABMiller group.

Under the terms of the Combination, each SABMiller shareholder will be entitled to receive 44.00 pounds sterling in cash in respect of each SABMiller share. The Combination will also include a partial share alternative (the “Partial Share Alternative”), under which SABMiller shareholders can elect to receive 3.7788 pounds sterling in cash and 0.483969 restricted shares in respect of each SABMiller share in lieu of the full cash consideration to which they would otherwise be entitled under the Combination (subject to scaling back in accordance with the terms of the Partial Share Alternative).

The Partial Share Alternative is limited to a maximum of 326,000,000 restricted shares and 2,545,387,824 pounds sterling in cash, which will be available for approximately 41.6% of the SABMiller shares. Altria Group, Inc. and Bevco Ltd. which hold approximately 27% and 14% of the ordinary share capital of SABMiller respectively, have given irrevocable undertakings to AB InBev to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SABMiller. The restricted shares will be unlisted, not admitted to trading on any stock exchange, and will be subject to, among other things, restrictions on transfer until converted into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the Combination. From completion of the Combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The total value of the Combination was, as at 10 November 2015, estimated to be approximately 71 billion1 pounds sterling. The board of SABMiller has unanimously recommended the cash offer of 44.00 pounds sterling in respect of each SABMiller share to SABMiller shareholders.

On 11 November 2015, AB InBev also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Combination, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction is valued at 12 billion US dollar and is conditional on completion of the Combination.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and related business. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550m euro on a debt free/cash free basis. The parties will now commence the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of its 75.0 billion US dollar Committed Senior Acquisition Facilities following approximately 47 billion US dollar of capital markets issuances in January 2016. The Combination is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

1 The aggregate value of the transaction of approximately 71 billion pound sterling is calculated based on AB InBev closing share price of 111.20 euro on 10 November 2015, based on a GBP:EUR exchange rate of 1.4135 and a fully diluted share capital of SABMiller of 1,654,630,463 shares, assuming that Altria and BEVCO elect for the partial share alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller shares respectively and all other SABMiller shareholders elect for the cash consideration.

Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2015	%	2014	%

Revenue[1]	43 604	100%	47 063	100%
Cost of sales	(17 137)	39%	(18 756)	40%

Gross profit	26 467	61%	28 307	60%
Distribution expenses	(4 259)	10%	(4 558)	10%
Sales and marketing expenses	(6 913)	16%	(7 036)	15%
Administrative expenses	(2 560)	6%	(2 791)	6%
Other operating income/(expenses)	1 032	2%	1 386	3%

Normalized profit from operations (Normalized EBIT)	13 768	32%	15 308	33%
Non-recurring items	136	-	(197)	-

Profit from operations (EBIT)	13 904	32%	15 111	32%

Depreciation, amortization and impairment	3 153	7%	3 354	7%
Normalized EBITDA	16 839	39%	18 542	39%
EBITDA	17 057	39%	18 465	39%

Normalized profit attributable to equity holders of AB InBev	8 513	20%	8 865	19%
Profit attributable to equity holders of AB InBev	8 273	19%	9 216	20%

Million US dollar	2015	2014[2]

Operating activities
Profit	9 867	11 302
Interest, taxes and non-cash items included in profit	6 859	7 029
Cash flow from operating activities before changes in working capital and use of provisions	16 726	18 331

Change in working capital	1 786	815
Pension contributions and use of provisions	(449)	(458)
Interest and taxes (paid)/received	(3 964)	(4 574)
Dividends received	22	30
Cash flow from operating activities	14 121	14 144

Investing activities
Net capex	(4 337)	(4 122)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(918)	(6 700)
Proceeds from the sale of/(investments in) short-term debt securities	169	(187)
Net of tax proceeds from the sale of assets held for sale	397	(65)
Other	(241)	14
Cash flow from investing activities	(4 930)	(11 060)

Financing activities
Dividends paid	(7 966)	(7 400)
Net (payments on)/proceeds from borrowings	457	3 223
Net proceeds from the issue of share capital	5	83
Share buyback	(1 000)	-
Other (including net finance (cost)/income other than interest)	(777)	147
Cash flow from financing activities	(9 281)	(3 947)

Net increase/(decrease) in cash and cash equivalents	(90)	(863)

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

2 Reclassified to conform to the 2015 presentation.

Financial performance

The tables in this management report provide the segment information per zone for the period ended 31 December 2015 and 2014 in the format up to Normalized EBIT level that is used by management to monitor performance. The comments in this management report, unless otherwise indicated, are based on organic and normalized numbers.

Both from an accounting and managerial perspective, AB InBev is organized along seven business segments, which includes the Global Export and Holding business as the seventh segment. OB business is reported in the zone Asia Pacific as from 1 April 2014. The results of OB during the first quarter 2015 have therefore been treated as a positive scope.

The tables below provide a summary of the performance of AB InBev (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2014	Scope[1]	Currency translation	Organic growth	2015	Organic growth %

Volumes (thousand hectoliters)	458 801	1 315	-	(2 799)	457 317	(0.6)%
Revenue	47 063	(433)	(5 957)	2 930	43 604	6.3%
Cost of sales	(18 756)	237	2 097	(714)	(17 137)	(3.9)%
Gross profit	28 307	(196)	(3 860)	2 215	26 467	7.9%
Distribution expenses	(4 558)	2	672	(375)	(4 259)	(8.3)%
Sales and marketing expenses	(7 036)	(83)	867	(661)	(6 913)	(9.4)%
Administrative expenses	(2 791)	61	396	(225)	(2 560)	(8.3)%
Other operating income/(expenses)	1 386	(281)	(266)	192	1 032	17.4%
Normalized EBIT	15 308	(496)	(2 190)	1 146	13 768	7.8%
Normalized EBITDA	18 542	(473)	(2 639)	1 409	16 839	7.8%
Normalized EBITDA margin	39.4%				38.6%	55bps

In 2015 AB InBev delivered normalized EBITDA growth of 7.8%, while its normalized EBITDA margin increased 55 bps, reaching 38.6%.

Consolidated volumes decreased 0.6%, with own beer volumes essentially flat and non-beer volumes decreasing 4.7%. The company’s three global brands, Budweiser, Corona and Stella Artois, grew by 7.3% during 2015. On the same basis, total focus brands volumes grew by 0.4%.

Consolidated revenue grew 6.3% to 43 604m US dollar, with revenue per hectoliter increasing 7.0%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter increased 7.7%.

Consolidated Cost of Sales (CoS) increased 3.9%, or 4.5% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased 5.2%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business are shown separately.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of its business. The first quarter 2014 volumes related to the TSA have therefore been treated as a negative scope.

Thousand hectoliters	2014	Scope	Organic growth	2015	Organic growth %

North America	121 150	(706)	(2 293)	118 151	(1.9)%
Mexico	38 800	-	2 829	41 629	7.3%
Latin America North	125 418	18	(1 968)	123 468	(1.6)%
Latin America South	36 826	(277)	(565)	35 985	(1.5)%
Europe	44 278	(246)	(1 077)	42 955	(2.4)%
Asia Pacific	82 529	5 750	(62)	88 218	(0.1)%
Global Export and Holding Companies	9 800	(3 224)	335	6 911	5.1%
AB InBev Worldwide	458 801	1 315	(2 799)	457 317	(0.6)%

1 See Glossary.

North America total volumes decreased 1.9%. The company estimates that the United States industry beer sales-to-retailers adjusted for the number of selling days declined by 0.3% in 2015. On the same basis, the company estimates that its shipment volumes in the United States and its beer sales-to-retailers adjusted for the number of selling days declined by 2.2% and 1.7%, respectively. The company estimates that its total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 65 bps during 2015 compared to 2014. The performance of Budweiser remained very encouraging throughout the year, driven by successful campaigns emphasizing the brand’s quality and heritage credentials. The company estimates that Budweiser sales-to-retailers adjusted for the number of selling days declined by low single digits, with the brand’s share of total market down approximately 20 bps in 2015. On the same basis, the company estimates that Bud Light’s share of total market was down approximately 40 bps, with some share loss in the premium light segment. The company’s portfolio of Above Premium brands performed well during the year, with sales-to-retailers adjusted for the number of selling day up mid-single digits, leading to a gain of approximately 30 bps of total market share, based on the company’s estimate.

In Canada, beer volumes increased by low single digits in 2015, on the back of a good industry performance. The company estimates it gained market share.

Mexico total volumes increased 7.3%, driven by a favorable macroeconomic environment, and good performances by Corona, Bud Light and Victoria. The company’s focus brands, which represent approximately 90% of its total volumes, continue to grow ahead of the total portfolio, increasing by 9.0% during 2015. The company estimates that beer continues to gain share of total alcohol in Mexico, with good volume growth in all regions of the country. The company estimates that its market share was marginally up in 2015, reaching a level of just over 58%, driven by the strong performance of its focus brands.

Latin America North volumes decreased 1.6%, with beer volumes and soft drinks decreasing 0.9% and 3.6%, respectively. In Brazil, beer volumes and soft drinks decreased by 1.8% and 5.2%, respectively. These results were delivered despite a very challenging macroeconomic environment, a difficult FIFA World Cup comparable and unfavorable weather in the fourth quarter 2015. The company estimates that the volumes of its premium and near beer brands, which now account for almost 10% of the company’s total beer volumes, delivered good growth, led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses. The company estimates that its total beer market share, according to Nielsen, was 67.5% in 2015.

Latin America South total volumes decreased 1.5%, with beer volumes increasing 1.5% and non-beer volumes decreasing 6.7%. The company’s beer volumes in Argentina increased by low single digits, as a result of growth in the company’s premium and super-premium brands, Stella Artois and Corona, as well as a good performance by MixxTail.

Europe own beer volumes declined 2.2%, while total volumes declined 2.4%, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, the company’s beer volumes declined by low-single digits in Belgium and Germany mainly due to a difficult FIFA World Cup comparable. In the United Kingdom, the company’s own products volumes grew by mid-single digits, driven by strong performance from the company’s Stella Artois and Corona activations. The company estimates it gained market share in the majority of its markets, driven by organic growth from the company’s focus brands, especially in France, Italy and the Netherlands.

Asia Pacific volumes decreased by 0.1%. In China, the company estimates that the total industry volumes declined by approximately 6.0% in 2015, mainly driven by continuing economic headwinds, with most of the impact being felt in the value and core segments. The company’s own beer volumes grew by 0.4% and the company estimates it gained approximately 100 bps market share in 2015, reaching 18.6%, driven by the company’s commercial strategy of growing the premium and super premium brands nationally, and increasing distribution in the growth channels. The combined volumes of the company’s Core+, Premium and Super Premium Brands grew double digits in the year, and now represent more than 50% of the company’s total China volume.

The acquisition of OB closed on 1 April 2014. Year-over-year, for the period OB was consolidated, the company’s beer volumes in South Korea were down mid-single digits, due to an estimated market share loss in a very competitive environment.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	458 801	1 315	-	(2 799)	457 317	(0.6)%
Revenue	47 063	(433)	(5 957)	2 930	43 604	6.3%
Cost of sales	(18 756)	237	2 097	(714)	(17 137)	(3.9)%
Gross profit	28 307	(196)	(3 860)	2 215	26 467	7.9%
Distribution expenses	(4 558)	2	672	(375)	(4 259)	(8.3)%
Sales and marketing expenses	(7 036)	(83)	867	(661)	(6 913)	(9.4)%
Administrative expenses	(2 791)	61	396	(225)	(2 560)	(8.3)%
Other operating income/(expenses)	1 386	(281)	(266)	192	1 032	17.4%
Normalized EBIT	15 308	(496)	(2 190)	1 146	13 768	7.8%
Normalized EBITDA	18 542	(473)	(2 639)	1 409	16 839	7.8%
Normalized EBITDA margin	39.4%				38.6%	55 bps

NORTH AMERICA	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	121 150	(706)	-	(2 293)	118 151	(1.9)%
Revenue	16 093	(193)	(276)	(22)	15 603	(0.1)%
Cost of sales	(6 391)	164	64	42	(6 122)	0.7%
Gross profit	9 702	(29)	(212)	20	9 481	0.2%
Distribution expenses	(1 324)	(2)	51	(42)	(1 317)	(3.2)%
Sales and marketing expenses	(2 136)	(4)	37	(190)	(2 293)	(8.9)%
Administrative expenses	(473)	(8)	11	(33)	(503)	(7.0)%
Other operating income/(expenses)	299	(266)	-	18	50	54.0%
Normalized EBIT	6 068	(310)	(113)	(228)	5 418	(4.0)%
Normalized EBITDA	6 820	(309)	(122)	(218)	6 172	(3.3)%
Normalized EBITDA margin	42.4%				39.6%	(132) bps

MEXICO	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	38 800	-	-	2 829	41 629	7.3%
Revenue	4 619	(387)	(749)	468	3 951	11.1%
Cost of sales	(1 374)	176	197	(33)	(1 034)	(2.8)%
Gross profit	3 245	(211)	(552)	435	2 917	14.3%
Distribution expenses	(453)	25	76	(51)	(403)	(12.0)%
Sales and marketing expenses	(808)	30	136	(78)	(720)	(10.0)%
Administrative expenses	(430)	16	66	1	(347)	0.3%
Other operating income/(expenses)	237	(20)	(42)	47	222	21.8%
Normalized EBIT	1 791	(160)	(316)	355	1 670	21.8%
Normalized EBITDA	2 186	(168)	(380)	368	2 007	18.2%
Normalized EBITDA margin	47.3%				50.8%	308 bps

LATIN AMERICA NORTH	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	125 418	18	-	(1 968)	123 468	(1.6)%
Revenue	11 269	1	(3 157)	984	9 096	8.7%
Cost of sales	(3 741)	(1)	1 007	(298)	(3 032)	(8.0)%
Gross profit	7 528	-	(2 150)	686	6 064	9.1%
Distribution expenses	(1 404)	-	402	(135)	(1 137)	(9.6)%
Sales and marketing expenses	(1 253)	-	336	(63)	(980)	(5.0)%
Administrative expenses	(581)	-	170	(72)	(483)	(12.4)%
Other operating income/(expenses)	689	-	(216)	84	557	12.1%
Normalized EBIT	4 979	-	(1 458)	500	4 020	10.0%
Normalized EBITDA	5 742	-	(1 690)	657	4 709	11.5%
Normalized EBITDA margin	51.0%	-			51.8%	127 bps

LATIN AMERICA SOUTH	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	36 826	(277)	-	(565)	35 985	(1.5)%
Revenue	2 961	32	(385)	849	3 458	28.4%
Cost of sales	(1 081)	(4)	144	(291)	(1 232)	(26.9)%
Gross profit	1 881	27	(240)	558	2 227	29.3%
Distribution expenses	(290)	6	41	(83)	(327)	(29.4)%
Sales and marketing expenses	(315)	(1)	48	(127)	(394)	(40.7)%
Administrative expenses	(106)	1	15	(39)	(129)	(37.3)%
Other operating income/(expenses)	5	7	(2)	6	16	55.5%
Normalized EBIT	1 175	40	(138)	315	1 392	25.9%
Normalized EBITDA	1 352	40	(160)	356	1 588	25.6%
Normalized EBITDA margin	45.6%				45.9%	(101) bps

EUROPE	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	44 278	(246)	-	(1 077)	42 955	(2.4)%
Revenue	4 865	(45)	(1 032)	224	4 012	4.6%
Cost of sales	(2 081)	10	461	(57)	(1 667)	(2.7)%
Gross profit	2 784	(35)	(572)	167	2 345	6.1%
Distribution expenses	(477)	(2)	107	(35)	(407)	(7.4)%
Sales and marketing expenses	(1 067)	(1)	238	(58)	(888)	(5.4)%
Administrative expenses	(362)	-	85	(44)	(321)	(12.1)%
Other operating income/(expenses)	28	-	(1)	(8)	19	(27.5)%
Normalized EBIT	906	(38)	(143)	22	748	2.5%
Normalized EBITDA	1 343	(37)	(239)	23	1 090	1.8%
Normalized EBITDA margin	27.6%				27.2%	(74) bps

ASIA PACIFIC	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	82 529	5 750	-	(62)	88 218	(0.1)%
Revenue	5 040	305	(145)	355	5 555	7.1%
Cost of sales	(2 552)	(172)	67	(100)	(2 758)	(3.9)%
Gross profit	2 489	133	(79)	255	2 797	10.5%
Distribution expenses	(434)	(33)	13	(10)	(464)	(2.3)%
Sales and marketing expenses	(1 227)	(109)	33	(95)	(1 399)	(7.8)%
Administrative expenses	(400)	52	7	9	(332)	2.7%
Other operating income/(expenses)	90	4	(2)	48	140	53.4%
Normalized EBIT	517	47	(28)	207	742	39.6%
Normalized EBITDA	1 067	77	(40)	244	1 349	22.8%
Normalized EBITDA margin	21.2%				24.3%	315 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2014	Scope	Currency translation	Organic growth	2015	Organic growth %

Volumes	9 800	(3 224)	-	335	6 911	5.1%
Revenue	2 216	(146)	(212)	72	1 929	3.5%
Cost of sales	(1 538)	64	158	22	(1 294)	1.5%
Gross profit	678	(82)	(55)	94	635	15.7%
Distribution expenses	(175)	9	(18)	(17)	(202)	(10.3)%
Sales and marketing expenses	(230)	3	39	(51)	(238)	(22.4)%
Administrative expenses	(440)	-	42	(48)	(445)	(10.9)%
Other operating income/(expenses)	39	(6)	(3)	(3)	27	(7.7)%
Normalized EBIT	(128)	(75)	5	(25)	(223)	(12.1)%
Normalized EBITDA	33	(75)	(10)	(23)	(75)	(52.6)%

REVENUE

Consolidated revenue grew 6.3% to 43 604m US dollar with revenue per hectoliter increasing 7.0%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter increased 7.7%, driven by revenue management initiatives and brand mix, as the company continues to implement its premiumization strategies. Revenues of the company’s three global brands grew by 12.6% in 2015. 2015 global revenues for Budweiser grew by 7.6%, while Stella Artois revenues grew by 12.5%, and Corona revenues increased by 23.0%.

COST OF SALES

Cost of Sales (CoS) increased 3.9% or 4.5% on a per hectoliter basis. The increase was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. These increases were partly offset by procurement savings and the synergies delivered in Mexico. On a constant geographic basis, cost of sales per hectoliter increased by 5.2%.

OPERATING EXPENSES

Total operating expenses increased 8.1% in 2015:

●

Distribution expenses increased 8.3% in 2015, driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues; the growth of the company’s premium and near beer brands; and inflationary increases in Latin America South.

●	Sales and marketing expenses increased 9.4% in 2015 with increased support behind the long term growth of the company’s brands, innovations and sales activations.
●	Administrative expenses increased by 8.3% mainly due to variable compensation accruals.
●

Other operating income was 1 032m US dollar in 2015 compared to 1 386m US dollar in 2014, or 17.4% on an organic basis. In 2014, other operating income 2014 included a one-time positive accounting adjustment of 223m US dollar, following an actuarial reassessment of future liabilities under the company’s post-retirement healthcare benefit plans in the United States. This adjustment was reported in the results of North America in 2014, as a positive scope change in other operating income, and therefore excluded from organic growth. Accordingly, a negative scope change of the same amount has been reported in 2015.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA decreased by 9.2% in nominal terms and increased 7.8% organically to 16 839 US dollar, with an EBITDA margin of 38.6%, an organic growth of 55 bps.

●

North America EBITDA decreased 3.3% to 6 172m US dollar, with a margin contraction of 132 bps to 39.6%, as the company continues to invest behind its brands and proven market programs for the long term.

●

Mexico EBITDA grew by 18.2% to 2 007m US dollar, with an EBITDA margin enhancement of 308 bps to 50.8%, driven by the strong top-line growth and the delivery of cost synergies. This was partly offset by increased sales and marketing investments to drive the company’s brands, higher cost of sales related to the import of Bud Light from the United States in order to meet increased demand, and unfavorable foreign exchange transactional impacts.

●

Latin America North EBITDA grew by 11.5% to 4 709m US dollar, with margin expansion of 127 bps to 51.8%, driven by solid top-line growth in Brazil, productivity improvements and favorable commodity hedges benefitting cost of sales, and efficiencies in sales and marketing investments, partially offset by inflation, unfavorable foreign exchange transactional impacts and higher distribution costs mainly due to an increase in own distribution.

●	Latin America South EBITDA grew 25.6% to 1 588m US dollar, with margin contraction of 101 bps to 45.9%, driven by revenue growth partially offset by high cost inflation.
●	Europe EBITDA increased 1.8% to 1 090m US dollar with margin contraction of 74 bps to 27.2%, due to top-line growth in Western Europe, partially offset by a weak beer industry in Ukraine and Russia.
●

Asia Pacific EBITDA grew 22.8% to 1 349m US dollar with margin growth of 315 bps to 24.3%. This result was driven by strong top-line growth and operational efficiencies in China, as well as a one-time gain reported in the fourth quarter 2015.

●	Global Export and Holding Companies reported EBITDA of (75)m US dollar in 2015 (2014: 33m US dollar).

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2015	2014

Profit attributable to equity holders of AB InBev		8 273	9 216
Non-controlling interest		1 594	2 086
Profit		9 867	11 302
Income tax expense	12	2 594	2 499
Share of result of associates		(10)	(9)
Non-recurring net finance cost/(income)	11	214	(509)
Net finance cost	11	1 239	1 828
Non-recurring items above EBIT (including non-recurring impairment)	8	(136)	197
Normalized EBIT		13 768	15 308
Depreciation, amortization and impairment		3 071	3 234
Normalized EBITDA		16 839	18 542

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the years ended 31 December 2015 and 2014:

	2015	2014

US dollar	34.0%	32.4%
Brazilian real	18.5%	22.1%
Mexican peso	11.1%	11.9%
Chinese yuan	9.6%	8.2%
Euro	6.0%	6.6%
Argentinean peso	4.8%	3.6%
Canadian dollar	4.1%	4.2%
South Korean won	3.0%	2.4%
Russian ruble	1.2%	1.7%
Other	7.7%	6.9%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 31 December 2015 and 2014:

	2015	2014

US dollar	32.2%	33.0%
Brazilian real	25.8%	29.5%
Mexican peso	13.4%	13.6%
Chinese yuan	5.7%	3.9%
Argentinean peso	5.5%	4.1%
Canadian dollar	4.2%	4.3%
Euro	3.2%	3.2%
South Korean won	2.6%	2.0%
Russian ruble	0.5%	0.5%
Other	6.9%	5.9%

In 2015, the fluctuation of the foreign currency rates had a negative translation impact of (5 957)m US dollar on AB InBev’s revenue (2014: negative impact of (2 307)m US dollar), of (2 639)m US dollar on its normalized EBITDA (2014: negative impact of (1 039)m US dollar) and of (2 190)m US dollar on its normalized EBIT (2014: negative impact of (882)m US dollar).

AB InBev’s profit (after tax) has been negatively affected by the fluctuation of foreign currencies for (1 492)m US dollar (2014: negative impact of (534)m US dollar), while the negative translation impact on its EPS base (profit attributable to equity holders of AB InBev) was (1 109)m US dollar or (0.68) US dollar per share (2014: negative impact of (316)m US dollar or (0.19) US dollar per share).

The impact of the fluctuation of the foreign currencies on AB InBev’s net debt amounted to (1.100)m US dollar (decrease of net debt) in 2015, as compared to an impact of (447)m US dollar (decrease of net debt) in 2014. The impact of the fluctuation of the foreign currencies on the equity attributable to the equity holders of AB InBev amounted to (6 157)m US dollar (decrease of equity), as compared to an impact of (4 374)m US dollar (decrease of equity) in 2014 on a reported basis.

PROFIT

Normalized profit attributable to equity holders of AB InBev was 8 513m US dollar (normalized EPS 5.20 US dollar) in 2015, compared to 8 865m US dollar (normalized EPS 5.43 US dollar) in 2014 (see Note 21 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for 2015 was 8 273m US dollar, compared to 9 216m US dollar for 2014 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 1 239m US dollar in 2015 compared to 1 828m US dollar in 2014. The decrease is driven primarily by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on US dollar cash held in Mexico and a positive mark-to-market adjustment of 844m US dollar linked to the hedging of the company’s share-based payment programs. Net finance cost in 2014 includes a positive mark-to-market adjustment of 711m US dollar.

●

Non-recurring net finance income/(cost): (214)m US dollar in 2015 compared to 509m US dollar in 2014. Non-recurring net finance cost in 2015 includes a negative mark-to-market adjustment of 688m US dollar related to the portion of the hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting under IFRS rules. This is partly offset by a favorable mark-to-market adjustment of 511m US dollar on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo.

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Income tax expense: 2 594m US dollar with an effective tax rate of 20.8% for 2015 compares with 2 499m US dollar with an effective tax rate of 18.1% in 2014. The increase in the effective tax mainly results from losses from certain derivatives entered into in relation to the proposed combination with SABMiller that could not qualify for hedge accounting under IFRS rules - see Note 27 Risks arising from financial instruments, as well as unfavorable outcome of tax claims and uncertain tax positions. Changes in country profit mix are also impacting the effective tax rate.

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Profit attributable to non-controlling interest: 1 594m US dollar in 2015, a decrease from 2 086m US dollar in 2014, with an improved operating performance of Ambev being offset by currency translation effects.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2015	2014

Cash flow from operating activities	14 121	14 144
Cash flow from investing activities	(4 930)	(11 060)
Cash flow from financing activities	(9 281)	(3 947)
Net increase/(decrease) in cash and cash equivalents	(90)	(863)

Cash flows from operating activities

Million US dollar	2015	2014

Profit	9 867	11 302
Interest, taxes and non-cash items included in profit	6 859	7 029
Cash flow from operating activities before changes in working capital and use of provisions	16 726	18 331
Change in working capital	1 786	815
Pension contributions and use of provisions	(449)	(458)
Interest and taxes (paid)/received	(3 964)	(4 574)
Dividends received	22	30
Cash flow from operating activities	14 121	14 144

AB InBev’s cash flow from operating activities reached 14 121m US dollar in 2015 compared to 14 144m US dollar in 2014, manly explained by unfavorable foreign exchange translational impacts, partly offset by strong working capital management and increases of trade payables at year end, related to the timing of the company’s capital expenditures, these payables having on average longer payment terms.

Cash flow from investing activities

Million US dollar	2015	2014[1]

Net capex	(4 337)	(4 122)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(918)	(6 700)
Proceeds from the sale of/(investments in) short-term debt securities	169	(187)
Net of tax proceeds from the sale of assets held for sale	397	(65)
Other	(241)	14
Cash flow from investing activities	(4 930)	(11 060)

Net cash used in investing activities was 4 930m US dollar in 2015 as compared to 11 060m US dollar in 2014. In 2014, cash outflow from investing activities mainly reflects the acquisition of OB.

AB InBev’s net capital expenditures amounted to 4 337m US dollar in 2015 and 4 122m US dollar in 2014. Out of the total capital expenditures of 2015 approximately 52% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2015	2014[5]

Dividends paid	(7 966)	(7 400)
Net (payments on)/proceeds from borrowings	457	3 223
Net proceeds from the issue of share capital	5	83
Share buyback	(1 000)	-
Other (including net finance (cost)/income other than interest)	(777)	147
Cash flow from financing activities	(9 281)	(3 947)

The cash outflow from AB InBev’s financing activities amounted to 9 281m US dollar in 2015, as compared to a cash outflow of 3 947m US dollar in 2014. The cash outflow from financing activities in 2015 reflects the 1.0 billion US dollar share buyback program completed on 22 June 2015, and higher dividends paid.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Facilities agreement dated 28 October 2015. The new financing consists of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 Committed Senior Acquisition Facilities Agreement”). As of 31 December 2015, all facilities remain undrawn. On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of its 75.0 billion US dollar Committed Senior Acquisition Facilities following approximately 47 billion US dollar of capital markets issuances in January 2016. See also Note 22 Interest-bearing loans and borrowings.

1 Reclassified to conform to the 2015 presentation.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2015 amounted to 6 965m US dollar. As of 31 December 2015, the company had total liquidity of 15 965m US dollar, which consisted of 9.0 billion US dollar available under committed long-term credit facilities and 6 965m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 42.2 billion US dollar as of 31 December 2015, from 42.1 billion US dollar as of 31 December 2014.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (1.0 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (8.0 billion US dollar), the payment of interests and taxes (4.0 billion US dollar) and the impact of changes in foreign exchange rates (1.1 billion US dollar decrease of net debt).

Net debt to normalized EBITDA increased from 2.27x for the 12-month period ending 31 December 2014 to 2.51x on a reported basis for the 12-month period ending 31 December 2015.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2015 was 42 137m US dollar, compared to 49 972m US dollar as at 31 December 2014. The combined effect of the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the pound sterling, the Russian ruble and the South Korean won resulted in a foreign exchange translation adjustment of (6 157)m US dollar. Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 22 Interest-bearing loans and borrowings and Note 27 Risks arising from financial instruments.

As of 31 December 2015, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations, and was under review for downgrade.

Research and development

Given its focus on innovation, AB InBev places a high value on research and development. In 2015, AB InBev spent 207m US dollar in research and development (2014: 217m US dollar). Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of top-line results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, AB InBev’s research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to AB InBev’s research and development efforts.

Research and development in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business zones. Current projects range from malting to bottling of finished products.

Knowledge management and learning is also an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s research and development team is briefed annually on the company’s and the business zones’ priorities and approves concepts which are subsequently prioritized for development. The research & development teams invest in both short and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, AB InBev also has Product, Packaging and Process development teams located in each of the six AB InBev geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or ongoing initiatives at the European Union level as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses . An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in developing European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition.

Economic and political events in Argentina may adversely affect the company’s Argentinean operations. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have, and may continue to have, a material adverse effect on AB InBev’s Latin America South operations, financial condition and results. During recent years, the Argentine government has increased its direct intervention in the Argentinean economy, including its establishment of currency controls in an effort to strengthen the value of the Argentine peso. However, on 16 December 2015, the Argentine government announced that it is lifting these currency controls, which may lead to unpredictable consequences for the value of the Argentine peso, including its possible devaluation. If the economic or political situation in Argentina shifts, AB InBev Latin America South operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and its ability to access funds from Argentina.

Political events in Ukraine and related sanctions adopted by the European Union and the United States targeting Russia and Crimea may adversely affect AB InBev’s operations in Ukraine, Russia and elsewhere in the region. AB InBev owns and operates beer production facilities in Ukraine and Russia. Continued political instability, civil strife, deteriorating macroeconomic conditions, the devaluation of the Russian ruble, the devaluation of the Ukrainian hryvnia and actual or threatened military action in the region could have a material adverse effect on AB InBev’s operations in the region and on the results of operations of AB InBev’s Europe segment, and may result in impairment charges on goodwill or other intangible assets.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance policies against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including recent significant price volatility and liquidity disruptions in the global credit markets, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. AB InBev may not be able to successfully complete such transactions. In addition, such transactions may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

The combination with Grupo Modelo has exposed AB InBev to risks related to significant costs and potential difficulties in the integration of Grupo Modelo into AB InBev’s existing operations and the extraction of synergies from the transaction. Although the anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits contemplated by the Modelo combination are significant, there can be no assurance that the Modelo combination will fully realize these benefits in the time expected. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on AB InBev’s business, results of operations and financial condition.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 30 Contingencies of the consolidated financial statements.

RISKS ARISING FROM THE PROPOSED COMBINATION WITH SABMILLER PLC

The Combination remains subject to the review and authorization of various regulatory authorities which could impose pre-conditions and conditions that could have an unfavorable impact on the Combined Group, including the receipt of regulatory clearances in the European Union, the United States, South Africa, China, Colombia, Ecuador, Australia, India and Canada and certain other jurisdictions. AB InBev may be required to agree to divestitures and other commitments in order to obtain regulatory approvals, and such commitments may have an adverse effect on its business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Combination, reducing the anticipated benefits of the acquisition of SABMiller, reducing the price AB InBev is able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the acquisition of SABMiller, any of which might have a material adverse effect on the Combined Group following the acquisition of SABMiller. In addition, the acquisition of SABMiller is subject to the satisfaction (or waiver, where applicable) of a number of other conditions, including the scheme of arrangement in the UK becoming effective; the Belgian voluntary takeover offer closing and the merger of AB InBev into Newco completing; necessary shareholder resolutions of AB InBev and Newco being passed by the relevant shareholders; the shares of Newco having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of Newco’s American Depositary Shares on the New York Stock Exchange. Failure to satisfy any of the pre-conditions or conditions may result in the acquisition of SABMiller not being completed, and, in certain circumstances, AB InBev may be required to pay or procure the payment to SABMiller of a break payment of 3 billion US dollar.

Change of control, prohibition on merger or similar provisions in agreements and instruments to which AB InBev is a party or SABMiller is a party may be triggered upon the completion of the Combination and may lead to adverse consequences for the Combined Group, including: the loss of significant contractual rights and benefits; the possible termination of material agreements; the requirement to repay outstanding indebtedness; the vesting of stock options and other share-based awards; accelerated payouts under certain pension and bonus plans; and tax gross-ups for those SABMiller senior management members, directors, and employees with change of control provisions in their various compensation and benefit programs.

AB InBev intends for the acquisition of SABMiller to be implemented through a complex cross-border structure and failure to implement in this manner may result in significant costs to the Combined Group. This complex structure will involve a series of steps, in multiple legal jurisdictions. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the acquisition of SABMiller as currently intended, but AB InBev may be required to complete the Combination. AB InBev has entered into a Tax Matters Agreement with Altria Group Inc. in relation to certain matters that are relevant to Altria under US tax rules, including the structure and implementation of the acquisition of SABMiller. If certain of the representations or undertakings in this agreement are breached, the Combined Group may be required to indemnify Altria Group Inc. for certain tax costs it may incur in relation to the acquisition of SABMiller.

AB InBev faces financial and operational risks in refinancing the acquisition of SABMiller, due to its increased level of debt and as a result of the potential downgrading of its credit ratings. Failure to complete anticipated asset divestitures and debt capital markets offerings would constrain AB InBev’s ability to refinance this indebtedness and require it to seek alternative refinancing sources, which may be unavailable or result in higher costs. Whether or not AB InBev is able to refinance the indebtedness incurred in connection with the acquisition of SABMiller through asset disposals, the portion of its consolidated balance sheet that will be represented by debt will increase substantially as compared to its historical position. The increased level of debt could have significant consequences, including increasing its vulnerability to general adverse economic and industry conditions, limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully. The increased level of debt could also limit AB InBev’s flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, impairing its ability to obtain additional financing in the future, and placing it at a competitive disadvantage compared to its competitors who have less debt.

Fluctuations in exchange rates could have a significant impact on the results of operations of the Combined Group and the amount of debt AB InBev incurs upon completion of the acquisition of SABMiller.

The uncertainty regarding the effect of the Combination and any related asset divestitures could cause disruptions to the businesses of AB InBev and SABMiller. These uncertainties may materially and adversely affect AB InBev’s or SABMiller’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with AB InBev or SABMiller to defer the consummation of other transactions or other decisions concerning AB InBev’s or SABMiller’s businesses, or to seek to change existing business relationships with these companies. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

AB InBev may not be able to successfully integrate SABMiller or realize the anticipated benefits and synergies of the acquisition of SABMiller, including as a result of a delay in completing the Combination or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant transaction fees and other costs AB InBev incurs in connection with the Combination. The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because SABMiller is active in new or developing markets in which AB InBev does not have significant operations, and because AB InBev had little opportunity to perform detailed due diligence on SABMiller prior to the announcement of the proposed transaction. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some group reorganizations which may limit its capacity to integrate SABMiller’s operations.

As a result of the Combination, AB InBev will recognize a significant amount of incremental goodwill on its balance sheet. If the combination of the businesses meets with unexpected difficulties, or if the Combined Business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on its results of operations and financial condition.

The Combination is, and may in the future be, subject to litigation attempting to enjoin their completion. For example, certain private parties have brought a legal challenge to the acquisition of SABMiller, and the court in this private action could enjoin the parties from completing the acquisition of SABMiller or could delay it. AB InBev believes the claims in the current litigation are without merit and intends to defend against current and any future legal proceedings vigorously.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2015 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 32 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of AB InBev’s annual report.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING ON THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2015

In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report includes our opinion on the consolidated financial statements, as well as the required additional statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2015, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year 2015 then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Report on the consolidated financial statements – Unqualified opinion

We have audited the consolidated financial statements of Anheuser-Busch Inbev NV/SA (“the Company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. The total of the consolidated statement of financial position amounts to USD 134.635 million and the consolidated income statement shows a profit for the year 2015 of USD 9.867 million.

Board of directors’ responsibility for the preparation of the consolidated financial statements

The Company’s board of directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines, is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Statutory auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

PwC Bedrijfsrevisoren cvba, burgerlijke vennootschap met handelsvorm - PwC Reviseurs d’Entreprises scrl,

société civile à forme commerciale - Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /

BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the statutory auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the statutory auditor considers internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the consolidated financial statements.

We have obtained from the board of directors and the company’s officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Unqualified Opinion

In our opinion, the consolidated financial statements give a true and fair view of the group’s net equity and consolidated financial position as at 31 December 2015 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Report on other legal and regulatory requirements

The board of directors is responsible for the preparation and the content of the management report on the consolidated financial statements.

In the context of our mandate and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, compliance with certain legal and regulatory requirements. On this basis, we provide the following additional statement which does not impact our opinion on the consolidated financial statements:

●	The management report on the consolidated financial statements includes the information required by law, is consistent with the consolidated financial statements and does not present any material inconsistencies with the information that we became aware of during the performance of our mandate.

Sint-Stevens-Woluwe, 24 February 2016

The Statutory Auditor

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Koen Hens

Koen Hens

Bedrijfsrevisor

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2015	2014[1]

Revenue		43 604	47 063
Cost of sales		(17 137)	(18 756)
Gross profit		26 467	28 307

Distribution expenses		(4 259)	(4 558)
Sales and marketing expenses		(6 913)	(7 036)
Administrative expenses		(2 560)	(2 791)
Other operating income/(expenses)	7	1 032	1 386
Profit from operations before non-recurring items		13 768	15 308

Restructuring	8	(171)	(158)
Business and asset disposal	8	524	157
Acquisition costs business combinations	8	(55)	(77)
Impairment of assets	8	(82)	(119)
Judicial settlement	8	(80)	-
Profit from operations		13 904	15 111

Finance cost	11	(2 417)	(2 797)
Finance income	11	1 178	969
Non-recurring net finance income/(cost)	8	(214)	509
Net finance income/(cost)		(1 453)	(1 319)

Share of result of associates		10	9
Profit before tax		12 461	13 801

Income tax expense	12	(2 594)	(2 499)
Profit		9 867	11 302

Attributable to:
Equity holders of AB InBev		8 273	9 216
Non-controlling interest		1 594	2 086

Basic earnings per share	21	5.05	5.64
Diluted earnings per share	21	4.96	5.54

Basic earnings per share before non-recurring items[2]	21	5.20	5.43
Diluted earnings per share before non-recurring items[2]	21	5.10	5.32

The accompanying notes are an integral part of these consolidated financial statements.

1 Reclassified to conform to the 2015 presentation.

2 Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 21 Changes in equity and earnings per share for more details.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2015	2014

Profit	9 867	11 302

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	45	(491)
	45	(491)
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(6 898)	(4 793)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	(1 738)	-
Effective portion of changes in fair value of net investment hedges	(201)	33
Cash flow hedges recognized in equity	281	314
Removed from equity and included in profit or loss	(240)	(190)
	(8 796)	(4 636)

Other comprehensive income, net of tax	(8 751)	(5 127)

Total comprehensive income	1 116	6 175

Attributable to:
Equity holders of AB InBev	389	4 465
Non-controlling interest	727	1 710

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2015	31 December 2014[1]

ASSETS
Non-current assets
Property, plant and equipment	13	18 952	20 263
Goodwill	14	65 061	70 758
Intangible assets	15	29 677	29 923
Investments in associates and joint ventures		212	198
Investment securities	16	48	30
Deferred tax assets	17	1 181	1 058
Employee benefits	23	2	10
Derivatives	27H	295	507
Trade and other receivables	19	913	1 262
		116 341	124 009

Current assets
Investment securities	16	55	301
Inventories	18	2 862	2 974
Income tax receivable		687	359
Derivatives	27H	3 268	1 737
Trade and other receivables	19	4 451	4 712
Cash and cash equivalents	20	6 923	8 357
Assets held for sale		48	101
		18 294	18 541
Total assets		134 635	142 550

EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		(13 168)	(4 558)
Retained earnings		35 949	35 174
Equity attributable to equity holders of AB InBev		42 137	49 972

Non-controlling interest		3 582	4 285
		45 719	54 257

Non-current liabilities
Interest-bearing loans and borrowings	22	43 541	43 630
Employee benefits	23	2 725	3 050
Deferred tax liabilities	17	11 961	12 701
Derivatives	27H	315	64
Trade and other payables	26	1 241	1 006
Provisions	25	677	634
		60 460	61 085

Current liabilities
Bank overdrafts	20	13	41
Interest-bearing loans and borrowings	22	5 912	7 451
Income tax payable		669	629
Derivatives	27H	3 980	1 013
Trade and other payables	26	17 662	17 909
Provisions	25	220	165
		28 456	27 208
Total equity and liabilities		134 635	142 550

The accompanying notes are an integral part of these consolidated financial statements.

1 Reclassified to conform to the 2015 presentation.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	-	-	-	-	-	-	-	-	9 216	9 216	2 086	11 302
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(4 374)	-	-	-	-	(4 374)	(386)	(4 760)
Cash flow hedges	-	-	-	-	-	102	-	-	-	102	22	124
Re-measurements of post-employment benefits	-	-	-	-	-	-	(479)	-	-	(479)	(12)	(491)
Total comprehensive income	-	-	-	-	(4 374)	102	(479)	-	9 216	4 465	1 710	6 175
Shares issued	1	12	-	-	-	-	-	-	-	13	-	13
Dividends	-	-	-	-	-	-	-	(75)	(5 244)	(5 319)	(2 296)	(7 615)
Treasury shares	-	-	55	-	-	-	-	-	-	55	-	55
Share-based payments	-	-	-	195	-	-	-	-	-	195	18	213
Scope and other changes	-	-	-	-	-	-	-	-	198	198	(90)	108
As per 31 December 2014	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post-employment benefits	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2015	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257
Profit	-	-	-	-	-	-	-	-	8 273	8 273	1 594	9 867
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(6 157)	-	-	-	-	(6 157)	(942)	(7 099)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	-	-	-	-	-	(1 738)	-	-	-	(1 738)	-	(1 738)
Cash flow hedges	-	-	-	-	-	(36)	-	-	-	(36)	77	41
Re-measurements of post-employment benefits	-	-	-	-	-	-	47	-	-	47	(2)	45
Total comprehensive income	-	-	-	-	(6 157)	(1 774)	47	-	8 273	389	727	1 116
Dividends	-	-	-	-	-	-	-	(103)	(7 191)	(7 294)	(1 305)	(8 599)
Treasury shares	-	-	(807)	-	-	-	-	-	-	(807)	-	(807)
Share-based payments	-	-	-	184	-	-	-	-	-	184	20	204
Scope and other changes	-	-	-	-	-	-	-	-	(307)	(307)	(145)	(452)
As per 31 December 2015	1 736	17 620	(1 626)	1 264	(11 493)	(1 217)	(1 400)	1 304	35 949	42 137	3 582	45 719

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2015	2014[1]

OPERATING ACTIVITIES
Profit		9 867	11 302
Depreciation, amortization and impairment	10	3 153	3 353
Impairment losses on receivables, inventories and other assets		64	108
Additions/(reversals) in provisions and employee benefits		324	(85)
Net finance cost	11	1 453	1 319
Loss/(gain) on sale of property, plant and equipment and intangible assets		(189)	4
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(362)	(219)
Equity-settled share-based payment expense	24	221	249
Income tax expense	12	2 594	2 499
Other non-cash items included in the profit		(389)	(190)
Share of result of associates		(10)	(9)
Cash flow from operating activities before changes in working capital and use of provisions		16 726	18 331

Decrease/(increase) in trade and other receivables		(138)	(371)
Decrease/(increase) in inventories		(424)	(354)
Increase/(decrease) in trade and other payables		2 348	1 540
Pension contributions and use of provisions		(449)	(458)
Cash generated from operations		18 063	18 688

Interest paid		(1 943)	(2 476)
Interest received		334	273
Dividends received		22	30
Income tax paid		(2 355)	(2 371)
CASH FLOW FROM OPERATING ACTIVITIES		14 121	14 144

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		412	273
Sale of subsidiaries, net of cash disposed of	6	72	426
Acquisition of subsidiaries, net of cash acquired	6	(990)	(7 126)
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 749)	(4 395)
Net of tax proceeds from the sale of assets held for sale		397	(65)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	16	169	(187)
Net proceeds from sale/(acquisition) of other assets		(195)	15
Net repayments/(payments) of loans granted		(46)	(1)
CASH FLOW FROM INVESTING ACTIVITIES		(4 930)	(11 060)

FINANCING ACTIVITIES
Purchase of non-controlling interest	21	(296)	(92)
Net proceeds from the issue of share capital	21	5	83
Proceeds from borrowings		16 237	18 382
Payments on borrowings		(15 780)	(15 159)
Cash net finance (cost)/income other than interests		(481)	239
Share buyback		(1 000)	-
Dividends paid		(7 966)	(7 400)
CASH FLOW FROM FINANCING ACTIVITIES		(9 281)	(3 947)

Net increase/(decrease) in cash and cash equivalents		(90)	(863)

Cash and cash equivalents less bank overdrafts at beginning of year		8 316	9 833
Effect of exchange rate fluctuations		(1 316)	(654)

Cash and cash equivalents less bank overdrafts at end of period	20	6 910	8 316

The accompanying notes are an integral part of these consolidated financial statements.

1 Reclassified to conform to the 2015 presentation.

Notes to the consolidated financial statements

Corporate information	28

Statement of compliance	28

Summary of significant accounting policies	28

Use of estimates and judgments	28

Segment reporting	37

Acquisitions and disposals of subsidiaries	40

Other operating income/(expenses)	41

Non-recurring items	41

Payroll and related benefits	42

Additional information on operating expenses by nature	42

Finance cost and income	43

Income taxes	44

Property, plant and equipment	45

Goodwill	46

Intangible assets	47

Investment securities	48

Deferred tax assets and liabilities	48

Inventories	49

Trade and other receivables	50

Cash and cash equivalents	51

Changes in equity and earnings per share	51

Interest-bearing loans and borrowings	54

Employee benefits	55

Share-based payments	59

Provisions	62

Trade and other payables	63

Risks arising from financial instruments	63

Operating leases	74

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	75

Contingencies	77

Related parties	80

Events after the balance sheet date	81

AB InBev companies	82

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The consolidated financial statements of the company for the year ended 31 December 2015 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and joint ventures and operations.

The financial statements were authorized for issue by the Board of Directors on 24 February 2016.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2015 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2015 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)     BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)     FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all financial information included in these financial statements have been stated in US dollar and has been rounded to the nearest million. The functional currency of the parent company is the euro.

(C)     USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)     PRINCIPLES OF CONSOLIDATION

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev (e.g. Modelo prior to the AB InBev and Grupo Modelo combination), adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 33 AB InBev companies.

(E)     SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2015, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(F)     FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2014 and 2015.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	2015	2014	2015	2014

Argentinean peso	13.004955	8.552034	9.101728	8.119265
Brazilian real	3.904803	2.656197	3.259601	2.348760
Canadian dollar	1.388446	1.158305	1.270237	1.099011
Chinese yuan	6.485535	6.206895	6.256495	6.165793
Euro	0.918527	0.823655	0.899096	0.747695
South Korean won	1 176.09	1 090.93	1 129.52	1 045.73
Mexican peso	17.206357	14.718112	15.730837	13.224411
Pound sterling	0.674152	0.641544	0.653179	0.605515
Russian ruble	72.881615	56.256744	59.186097	36.741769
Ukrainian hryvnia	24.000600	15.768560	21.493019	11.426006

(G)     INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy P).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)     BUSINESS COMBINATIONS

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(I)     GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate.

In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations.

Expenditure on internally generated goodwill is expensed as incurred.

(J)     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 33 years

Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)     ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer to accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)     INVESTMENTS

All investments are accounted for at trade date.

INVESTMENTS IN EQUITY SECURITIES

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in other comprehensive income is recognized in profit or loss.

INVESTMENTS IN DEBT SECURITIES

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with maturities of more than three months when acquired and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

OTHER INVESTMENTS

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M)     INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(N)     TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the income statement, as are subsequent recoveries of previous impairments.

(O)    CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P)    IMPAIRMENT

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the business unit level (that is one level below a reporting segment). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity investments classified as available for sale and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

REVERSAL OF IMPAIRMENT LOSSES

Non-financial assets other than goodwill and equity investments classified as held for sale that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q)    SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)    PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions both initiated by third parties and initiated by AB InBev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)    EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)    Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)    Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)    SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(U)    INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)    TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)    INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer to accounting policy R).

(X)    INCOME RECOGNITION

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

RENTAL AND ROYALTY INCOME

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)    EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)    DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

FAIR VALUE HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

NET INVESTMENT HEDGE ACCOUNTING

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

OFFSETTING DERIVATIVE ASSETS WITH DERIVATIVE LIABILITIES

A derivative asset and a derivative liability shall be offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(AA) SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IFRS 8 Operating segments AB InBev’s reportable geographical segments were determined as North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export and Holding Companies. The company’s assets are predominantly located in the same geographical areas as its customers.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated assets comprise interest bearing loans granted, investment securities, deferred tax assets, income taxes receivable, cash and cash equivalent and derivative assets. Unallocated liabilities comprise equity and non-controlling interest, interest bearing loans, deferred tax liabilities, bank overdrafts, income taxes payable and derivative liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB) NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2015 they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments, effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers, effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 16 Leases, effective for annual periods beginning on or after 1 January 2019. Early application is permitted for companies that also apply IFRS 15.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2015, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.  USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

5.            SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled for the company, to profit in the table presented (figures may not add due to rounding).

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Volume	118	121	42	39	123	125	36	37	43	44	88	83	7	10	457	459

Revenue	15 603	16 093	3 951	4 619	9 096	11 269	3 458	2 961	4 012	4 865	5 555	5 040	1 929	2 216	43 604	47 063

Normalized EBITDA	6 172	6 820	2 007	2 186	4 709	5 742	1 588	1 352	1 090	1 343	1 349	1 067	(75)	33	16 839	18 542
Normalized EBITDA margin %	39.6%	42.4%	50.8%	47.3%	51.8%	51.0%	45.9%	45.6%	27.2%	27.6%	24.3%	21.2%	-	-	38.6%	39.4%

Depreciation, amortization and impairment	(754)	(752)	(337)	(395)	(689)	(764)	(196)	(177)	(343)	(437)	(606)	(550)	(148)	(161)	(3 071)	(3 234)

Normalized profit from operations (EBIT)	5 418	6 068	1 670	1 791	4 020	4 979	1 392	1 175	748	906	742	517	(223)	(128)	13 768	15 308

Non-recurring items (refer Note 7)	102	(5)	30	(105)	(84)	(21)	(12)	(12)	70	(132)	90	(85)	(61)	165	136	(197)

Profit from operations (EBIT)	5 520	6 063	1 700	1 685	3 937	4 957	1 380	1 163	818	774	833	432	(283)	37	13 904	15 111

Net finance income/(cost)															(1 453)	(1 319)
Share of results of associates															10	9
Income tax expense															(2 594)	(2 499)

Profit/(loss)															9 867	11 302

Segment assets (non-current)	61 870	61 693	21 615	25 129	11 357	14 553	2 435	2 645	4 316	4 875	12 761	13 053	1 987	2 062	116 341	124 009
Gross capex	1 112	542	496	439	1 056	1 464	507	385	466	445	1 166	987	225	80	5 028	4 342

For the period ended 31 December 2015, net revenue from the beer business amounted to 40 595m US dollar while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 009m US dollar. On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) and non-current assets located in the country of domicile represented 690m US dollar and 1 169m US dollar, respectively.

6.  ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 31 December 2015 and 2014:

Million US dollar	2015 Acquisitions	2014 Acquisitions	2015 Disposal	2014 Disposal

Non-current assets
Property, plant and equipment	121	947	(51)	-
Intangible assets	270	1 255	(19)	-
Trade and other receivables	-	47	-	-
Deferred tax assets	-	56	-	-

Current assets
Inventories	20	113	(1)	-
Trade and other receivables	40	323	-	-
Cash and cash equivalents	14	257	-	-
Assets held for sale	-	-	1	(365)

Non-controlling interest	-	-	-	-

Non-current liabilities
Interest-bearing loans and borrowings	(7)	(513)	-	-
Trade and other payables	(45)	(187)	-	-
Employee benefits	-	(31)	1	-
Deferred tax liabilities	(7)	(306)	-	-
Provisions	-	-	(3)	-

Current liabilities
Bank overdraft	-	(3)	-	-
Interest-bearing loans and borrowings	(3)	(96)	-	-
Income tax payable	-	(107)	-	-
Trade and other payables	(12)	(853)	-	-
Net identifiable assets and liabilities	391	902	(72)	(365)

Goodwill on acquisitions	288	5 307	-	-
Loss/(gain) on disposal	-	-	(21)	(196)
Consideration to be paid	(25)	-	-	52
Net cash paid on prior years acquisitions	485	1 021	-	-
Consideration paid/(received), satisfied in cash	1 139	7 226	(93)	(509)

Cash (acquired)/ disposed of	(14)	(254)	-	24

Net cash outflow / (inflow)	1 125	6 976	(93)	(485)

2015 ACQUISITIONS AND DISPOSALS

During 2015, the company undertook a series of acquisitions and disposals with no significant impact in the company’s consolidated income statement.

During 2015, AB InBev performed a mandatory tender offer and purchased all outstanding Grupo Modelo’s shares held by third parties for a total consideration of 483m US dollar. Following the tender offer, Modelo became a wholly owned subsidiary of AB InBev and Modelo was delisted. An amount of 2m US dollar was recognized as restricted cash for the outstanding consideration payable to former Modelo’s shareholders who did not yet claim their proceeds.

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subjected to closing adjustments according to the terms of the transaction.

The transaction resulted in 4.3 billion US dollar of goodwill allocated primarily to the Korean business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

2014 Other acquisitions

In 2014, AB InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”), which owns the Ginsber brand in China, as well as the acquisition of three breweries in China. The aggregate purchase price of such transactions was approximately 868m US dollar.

2014 DISPOSALS

During 2014, AB InBev collected 197m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

During 2014, AB InBev sold its investment in the company Comercio y Distribución Modelo (“Extra”) and AB InBev completed the sale of its glass production plant and other assets located in Piedras Negras, Coahuila, Mexico, to affiliates of Constellation Brands Inc. The result of such sales was recorded as a non-recurring item – see Note 8 Non-recurring items.

7.  OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2015	2014

Government grants	668	697
License income	73	123
Net (additions to)/reversals of provisions	(31)	(10)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	20	5
Net rental and other operating income	302	573
	1 032	1 387

Research expenses as incurred	207	217

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

Net rental and other operating income decreased from 573m US dollar in 2014 to 302m US dollar in 2015. This decrease results mainly from a 2014 one-time positive accounting adjustment of 223m US dollar, following an actuarial reassessment of future liabilities under the company’s post-retirement healthcare benefit plans in the US.

In 2015, the company expensed 207m US dollar in research, compared to 217m US dollar in 2014. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

8.  NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2015	2014[1]

Restructuring	(171)	(158)
Acquisition costs business combinations	(55)	(77)
Business and asset disposal	524	157
Impairment of assets	(82)	(119)
Judicial settlement	(80)	-
Impact on profit from operations	136	(197)

Non-recurring net finance income/(cost)	(214)	509
Non-recurring taxes	(201)	25
Non-recurring non-controlling interest	39	14
Net impact on profit attributable to equity holders of AB InBev	(240)	351

The non-recurring restructuring charges for 2015 total (171)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in North America and Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals resulted in a net gain of 524m US dollar as per 31 December 2015. This gain consists primarily of gains on property sales, and compensation for the termination agreements with Crown imports for the distribution of Grupo Modelo products thought the company’s wholly owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

1  Reclassified to conform to the 2015 presentation.

During 2015, the group incurred 50m US dollar impairment losses related to goodwill and other assets in respect of its operations in Ukraine and impaired a non-core brand for an amount of 32m US dollar.

Acquisition costs of business combinations amount to (55)m US dollar by the end of December 2015, primarily related to costs incurred in relation to the proposed combination with SABMiller.

The judicial settlement relates to the agreement reached between CADE, the Brazilian Antitrust Authority and Ambev, regarding the “Tô Contigo” customer loyalty program - see Note 30 Contingencies.

The non-recurring restructuring charges for the period ended 31 December 2014 total 158m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific and Europe.

Acquisition costs of business combinations amount to (77)m US dollar by the end of December 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014 – see also Note 6 Acquisitions and disposals of subsidiaries

The business and asset disposals resulted in a net gain of 157m US dollar as per 31 December 2014 mainly attributable to the additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Extra and the glass production plant located in Piedras Negras, Coahuila, Mexico – see also Note 6 Acquisitions and disposals of subsidiaries.

Impairment of assets for the period ended 31 December 2014 mainly relate to the closure of the Angarsk and Perm breweries in Russia.

The company also incurred non-recurring finance cost of (214)m US dollar for the period ended 31 December 2015 (31 December 2014: 509m US dollar) - see Note 11 Finance cost and income.

All the above amounts are before income taxes. The non-recurring income taxes as of 31 December 2015 increased income taxes by (201)m US dollar (31 December 2014: 25m US dollar decrease of income taxes). Non-recurring income taxes include (105)m US dollar related to unfavorable tax claims in Korea related to the period prior to OB acquisition.

Non-controlling interest on the non-recurring items amounts to 39m US dollar for the period ended 31 December 2015 (31 December 2014: 14m US dollar).

9.  PAYROLL AND RELATED BENEFITS

Million US dollar	2015	2014

Wages and salaries	(3 706)	(3 844)
Social security contributions	(633)	(663)
Other personnel cost	(648)	(682)
Pension expense for defined benefit plans	(212)	206
Share-based payment expense	(225)	(251)
Contributions to defined contribution plans	(90)	(145)
	(5 514)	(5 379)

Number of full time equivalents (FTE)	152 321	154 029

The number of full time equivalents can be split as follows:

	2015	2014

AB InBev NV (parent company)	191	185
Other subsidiaries	152 130	153 844
	152 321	154 029

10.      ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2015 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 122	17	-
Distribution expenses	122	1	-
Sales and marketing expenses	285	173	-
Administrative expenses	170	177	-
Other operating expenses	4	-	-
Non-recurring items	12	32	38
	2 715	400	38

Depreciation, amortization and impairment charges were included in the following line items of the 2014 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 258	12	-
Distribution expenses	127	1	-
Sales and marketing expenses	292	189	-
Administrative expenses	170	180	-
Other operating expenses	-	5	-
Non-recurring items	119	-	-
	2 967	388	-

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 3m US dollar in 2015 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2014: 4m US dollar).

11.      FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2015	2014

Interest expense	(1 833)	(2 008)
Capitalization of borrowing costs	28	39
Net interest on net defined benefit liabilities	(118)	(124)
Accretion expense	(326)	(364)
Tax on financial transactions	(61)	(36)
Other financial costs, including bank fees	(107)	(304)
	(2 417)	(2 797)

Non-recurring finance cost	(725)	-
	(3 142)	(2 797)

Finance costs, excluding non-recurring items, decreased by 380m US dollar from prior year mainly driven by lower interest expenses and other financial costs.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests are capitalized at a borrowing rate ranging from 4% to 8%.

In the light of the announced proposed combination with SABMiller, AB InBev recognized non-recurring expenses of 725m US dollar, of which:

-

688m US dollar as a result of derivative foreign exchange forward contracts entered into with respect to 45 billion pound sterling purchase price, for which a portion of the hedges could not qualify for hedge accounting– see also Note 27 Risks arising from financial instruments;

-

19m US dollar related to commitment fees for the 2015 Committed Senior Acquisition Facilities Agreement and other expenses. Such commitment fees accrue and are payable periodically on any undrawn but available funds under these facilities. See also Note 22 Interest-bearing loans and borrowings and

-

18m US dollar non-recurring finance costs resulting from mark-to market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the proposed combination– see also Note 27 Risks arising from financial instruments.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2015	2014

Interest income	339	335
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	378	319
Net gains on hedging instruments that are not part of a hedge accounting relationship	399	275
Other financial income	62	40
	1 178	969

Non-recurring finance income	511	509
	1 689	1 478

Finance income, excluding non-recurring items, increased by 209m US dollar mainly as a result of net foreign exchange gains on US dollar cash held in Mexico and the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 844m US dollar in 2015 (31 December 2014: 711m US dollar income).

Non-recurring finance income for the period ended 31 December 2015 was 511m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (31 December 2014: 509m US dollar income). By 31 December 2015, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 21 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2015	2014

Cash and cash equivalents	254	227
Investment debt securities held for trading	37	33
Other loans and receivables	48	75
	339	335

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 27 Risks arising from financial instruments.

12.    INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2015	2014

Current tax expense
Current year	(2 300)	(2 332)
(Underprovided)/overprovided in prior years	(95)	18
	(2 395)	(2 314)
Deferred tax (expense)/income
Origination and reversal of temporary differences	(242)	(293)
(Utilization)/recognition of deferred tax assets on tax losses	3	96
Recognition of previously unrecognized tax losses	40	12
	(199)	(185)

Total income tax expense in the income statement	(2 594)	(2 499)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2015	2014

Profit before tax	12 461	13 801
Deduct share of result of associates	10	9
Profit before tax and before share of result of associates	12 451	13 792

Adjustments on taxable basis
Foreign source income	(969)	(523)
Government incentives	(948)	(701)
Taxable intercompany dividends	173	331
Expenses not deductible for tax purposes	1 559	1 186
Other non-taxable income	(165)	(530)
	12 101	13 555

Aggregated weighted nominal tax rate	30.5%	31.6%

Tax at aggregated weighted nominal tax rate	(3 687)	(4 288)

Adjustments on tax expense
Utilization of tax losses not previously recognized	32	93
Recognition of deferred tax assets on previous years’ tax losses	40	12
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(195)	(151)
(Underprovided)/overprovided in prior years	(95)	18
Deductions from interest on equity	643	971
Deductions from goodwill	66	113
Other tax deductions	1 033	1 006
Change in tax rate	12	46
Withholding taxes	(450)	(436)
Other tax adjustments	7	117
	(2 594)	(2 499)

Effective tax rate	20.8%	18.1%

The total income tax expense amounts to 2 594m US dollar in 2015 compared to 2 499m US dollar in 2014. The effective tax rate increase from 18.1% to 20.8% from 2014 to 2015, mainly resulting from non-deducible foreign exchange losses from certain derivatives entered into in relation to the proposed combination with SABMiller that could not qualify for hedge accounting under IFRS rules, as well as unfavorable outcome of tax claims and uncertain tax positions. Changes in country profit mix are also impacting the effective tax rate. Please refer to Note 27 Risks arising from financial instruments and Note 8 Non-recurring items.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate in 2015 is 19.1% (2014: 18.8%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2015	2014

Income tax (losses)/gains
Re-measurements of post-employment benefits	(37)	308
Cash flow and net investment hedges	930	24
	893	332

13.   PROPERTY, PLANT AND EQUIPMENT

	2015					2014
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	9 988	22 471	3 338	1 688	37 485	38 107
Effect of movements in foreign exchange	(1 111)	(3 024)	(608)	(304)	(5 047)	(3 620)
Acquisitions	255	1 410	287	2 324	4 276	3 810
Acquisitions through business combinations	47	49	11	14	121	950
Disposals	(116)	(914)	(173)	(3)	(1 206)	(1 188)
Disposals through the sale of subsidiaries	(63)	(105)	(16)	-	(184)	(419)
Transfer (to)/from other asset categories and other movements[1]	239	1 088	343	(1 786)	(116)	(156)
Balance at end of the period	9 239	20 975	3 182	1 933	35 329	37 485

Depreciation and impairment losses
Balance at end of previous year	(2 826)	(12 240)	(2 156)	-	(17 222)	(17 218)
Effect of movements in foreign exchange	336	1 666	384	-	2 386	1 915
Disposals	69	784	158	-	1 011	918
Disposals through the sale of subsidiaries	36	87	10	-	133	119
Depreciation	(375)	(1 897)	(398)	-	(2 670)	(2 808)
Impairment losses	-	(45)	(3)	-	(48)	(163)
Transfer to/(from) other asset categories and other movements[1]	15	32	(14)	-	33	16
Balance at end of the period	(2 745)	(11 613)	(2 019)	-	(16 377)	(17 222)

Carrying amount
at 31 December 2014	7 162	10 231	1 182	1 688	20 263	20 263
at 31 December 2015	6 494	9 362	1 163	1 933	18 952	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 21m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 750m US dollar as at 31 December 2015 (2014: 647m US dollar). The increase results from projects mainly in Mexico and North America.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2015 of leased land and buildings was 141m US dollar (2014: 151m US dollar).

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

14.   GOODWILL

Million US dollar	2015	2014

Acquisition cost
Balance at end of previous year	70 765	69 933
Effect of movements in foreign exchange	(5 956)	(4 410)
Purchases of non-controlling interest	2	(5)
Disposals through the sale of subsidiaries	-	(60)
Acquisitions through business combinations	288	5 307
Balance at end of year	65 099	70 765

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	(38)	-
Effect of movements in foreign exchange and other movements	7	-
Balance at end of year	(38)	(7)

Carrying amount
at 31 December 2014	70 758	70 758
at 31 December 2015	65 061	-

During 2015, the group incurred 38m US dollar goodwill impairment loss in respect of its operations in Ukraine as a result of the country’s continued political instability and deteriorating macroeconomic conditions – see Note 8 Non-recurring items.

In 2014, acquisitions through business combinations primarily reflect the OB acquisition in South Korea and the acquisition of Ginsber and three breweries in China. The 2014 disposals relate to the sale of the glass production plant in Mexico.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2015	2014

USA	32 831	32 718
Mexico	14 630	17 100
Brazil	4 613	6 764
South Korea	3 739	4 031
China	2 901	3 031
Canada	1 583	1 786
Germany/Italy/Switzerland/Austria	1 212	1 352
Dominican Republic	1 024	1 040
Argentina and other Hispanic Latin America countries	899	1 031
Global Export/Spain/Czech Republic	603	679
UK/Ireland	559	588
Russia/Ukraine	385	547
Belgium/Netherlands/France/Luxemburg	82	91
	65 061	70 758

AB InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described below, that exception made for its operations in Ukraine, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Brazil and Mexico, countries that show the highest goodwill, as well as for Russia and Ukraine due to continued political instability and deteriorating macroeconomic conditions. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to materially exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 48% of AB InBev’s total assets as at 31 December 2015, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of AB InBev’s business units that are expected to benefit from the synergies of the combination.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for its other business units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth year of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per business unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.4% for the US; 0.0% and 3.4% for Brazil and 0.0% and 2.6% for Mexico;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 7% and 17% in US dollar nominal terms for goodwill impairment testing conducted for 2015. For the three main cash generating units, the WACC applied in US dollar nominal terms ranged between 7% and 9% for the US, 9% and 11% for Brazil, and 8% and 10% for Mexico.

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

15.   INTANGIBLE ASSETS

	2015					2014
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	28 070	1 803	1 425	582	31 880	31 131
Effect of movements in foreign exchange	(888)	(128)	(197)	(54)	(1 267)	(1 026)
Acquisitions through business combinations	29	210	-	31	270	1 256
Acquisitions and expenditures	308	424	144	142	1 018	532
Disposals through the sales of subsidiaries	(17)	(3)	-	-	(20)	(10)
Disposals	-	(82)	(9)	(17)	(108)	(37)
Transfer (to)/from other asset categories and other movements	(76)	3	36	(17)	(54)	34
Balance at end of period	27 426	2 227	1 399	667	31 719	31 880

Amortization and impairment losses
Balance at end of previous year	-	(932)	(955)	(70)	(1 957)	(1 793)
Effect of movements in foreign exchange	-	100	133	5	238	194
Amortization	-	(176)	(177)	(15)	(368)	(384)
Impairment losses	(32)	-	-	-	(32)	(4)
Disposals through the sales of subsidiaries	-	2	-	-	2	1
Disposals	-	59	9	9	77	29
Transfer to/(from) other asset categories and other movements	-	(7)	3	2	(2)	-
Balance at end of period	(32)	(954)	(987)	(69)	(2 042)	(1 957)

Carrying value
at 31 December 2014[1]	28 070	871	470	512	29 923	29 923
at 31 December 2015	27 394	1 273	412	598	29 677	-

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2015, the carrying amount of the intangible assets amounted to 29 677m US dollar (31 December 2014: 29 923m US dollar) of which 27 722m US dollar was assigned an indefinite useful life (31 December 2014: 28 159m US dollar) and 1 955m US dollar a finite life (31 December 2014: 1 764m US dollar).

1 Reclassified to conform to the 2015 presentation.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2015	2014

USA	21 484	21 468
Mexico	3 503	4 091
South Korea	960	1 035
Dominican Republic	598	386
China	399	417
Paraguay	153	186
Bolivia	171	171
Argentina	111	169
UK	102	107
Other countries	241	129
	27 722	28 159

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to materially exceed its recoverable amount.

16.   INVESTMENT SECURITIES

Million US dollar	2015	2014[1]

Non-current investments
Investments in unquoted companies – available for sale	31	9
Debt securities held to maturity	17	21
	48	30

Current investments
Debt securities held for trading	55	301
	55	301

As of 31 December 2015, current debt securities of 55m US dollar mainly represented investments in Brazilian real denominated government debt securities. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The securities available for sale consist mainly of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

17.   DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2015
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	514	(2 482)	(1 968)
Intangible assets	221	(9 709)	(9 488)
Inventories	103	(97)	6
Trade and other receivables	91	(59)	32
Interest-bearing loans and borrowings	569	(403)	166
Employee benefits	751	(28)	723
Provisions	337	(36)	301
Derivatives	92	(47)	45
Other items	151	(997)	(846)
Loss carry forwards	249	-	249
Gross deferred tax assets/(liabilities)	3 078	(13 858)	(10 780)

Netting by taxable entity	(1 897)	1 897	-
Net deferred tax assets/(liabilities)	1 181	(11 961)	(10 780)

1 Reclassified to conform to the 2015 presentation.

	2014[1]
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	457	(2 765)	(2 308)
Intangible assets	264	(9 891)	(9 627)
Inventories	140	(102)	38
Trade and other receivables	51	(98)	(47)
Interest-bearing loans and borrowings	163	(585)	(422)
Employee benefits	899	(51)	848
Provisions	368	(40)	328
Derivatives	50	(6)	44
Other items	614	(1 501)	(887)
Loss carry forwards	390	-	390
Gross deferred tax assets/(liabilities)	3 396	(15 039)	(11 643)

Netting by taxable entity	(2 338)	2 338	-
Net deferred tax assets/(liabilities)	1 058	(12 701)	(11 643)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2015	2014[1]

Balance at 1 January	(11 643)	(11 661)
Recognized in profit or loss	(199)	(185)
Recognized in other comprehensive income	893	332
Acquisitions through business combinations	(7)	(250)
Other movements and effect of changes in foreign exchange rates	176	121
Balance at 31 December	(10 780)	(11 643)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired in a business combination. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2015, a deferred tax liability of 235m US dollar (2014: 283m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 2 766m US dollar (2014: 2 397m US dollar). 812m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 66m US dollar, 60m US dollar and 164m US dollar expire within respectively 1, 2 and 3 years, while 1 664m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18.	INVENTORIES

Million US dollar	2015	2014

Prepayments	103	86
Raw materials and consumables	1 539	1 723
Work in progress	294	315
Finished goods	819	795
Goods purchased for resale	107	55
	2 862	2 974
Inventories other than work in progress
Inventories stated at net realizable value	46	107
Carrying amount of inventories subject to collateral	-	-

The cost of inventories recognized as an expense in 2015 amounts to 17 137m US dollar, included in cost of sales (2014: 18 756m US dollar).

Impairment losses on inventories recognized in 2015 amount to 21m US dollar (2014: 70m US dollar).

1 Reclassified to conform to the 2015 presentation.

19.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2015	2014[1]

Cash deposits for guarantees	187	229
Loans to customers	37	40
Deferred collection on disposals	25	26
Tax receivable, other than income tax	86	167
Trade and other receivables	578	800
	913	1 262

For the nature of cash deposits for guarantees see Note 29 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2015	2014[1]

Trade receivables and accrued income	3 241	3 363
Interest receivable	21	63
Tax receivable, other than income tax	353	505
Loans to customers	57	52
Prepaid expenses	465	554
Other receivables	314	175
	4 451	4 712

The fair value of trade and other receivables equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2015 and 2014 respectively:

		Of which: neither	Of which not impaired as of the reporting date and past due
	Net carrying amount as of December 31, 2015	impaired nor past due on the reporting date	Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 241	3 105	110	13	13	-
Loans to customers	94	88	3	2	1	-
Interest receivable	21	21	-	-	-	-
Other receivables	314	314	-	-	-	-
	3 670	3 528	113	15	14	-

	Net carrying amount as of December 31, 2014	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 363	3 164	152	28	19	-
Loans to customers	92	89	1	1	1	-
Interest receivable	63	63	-	-	-	-
Other receivables	175	175	-	-	-	-
	3 694	3 492	153	29	20	-

In accordance with IFRS 7 Financial Instruments: Disclosures, the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2015 amount to 44m US dollar (2014: 39m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27 Risks arising from financial instruments.

1 Reclassified to conform to the 2015 presentation.

20.	CASH AND CASH EQUIVALENTS

Million US dollar	2015	2014

Short-term bank deposits	4 462	5 804
US Treasury Bills	-	800
Cash and bank accounts	2 461	1 753
Cash and cash equivalents	6 923	8 357

Bank overdrafts	(13)	(41)
	6 910	8 316

The cash outstanding per 31 December 2015 includes restricted cash for an amount of 5m US dollar. This restricted cash refers to outstanding consideration payable to former Anheuser-Busch and Grupo Modelo shareholders who did not yet claim the proceeds from the 2008 and 2013 combinations, respectively.

21.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the year:

	Issued capital
ISSUED CAPITAL	Million shares	Million US dollar

At the end of the previous year	1 608	1 736
Changes during the year	-	-
	1 608	1 736

	Treasury shares		Result on the use of treasury shares Million US dollar
TREASURY SHARES	Million shares	Million US dollar

At the end of the previous year	0.9	(63)	(756)
Changes during the year	1.0	(139)	(668)
	1.9	(202)	(1 424)

As at 31 December 2015, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 471 374 576 registered shares, and 1 136 867 580 dematerialized shares.

The total of authorized, un-issued capital amounts to 40m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2015, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 296m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

Using the powers granted at the shareholders meeting of 30 April 2014, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar. As of 31 December 2015, AB InBev bought back 8 200 090 shares for a total amount of 1 billion US dollar, corresponding to 0.51% of the total shares outstanding. The shares acquired were mainly used to fulfill the company’s various share delivery commitments under the stock ownership plan.

During 2015, the company proceeded with the following sale transactions:

●	119 067 shares were granted to executives of the group according to the company’s executive remuneration policy;
●	1 103 228 shares were sold, as a result of the exercise of options granted to employees of the group;
●	Finally, 6 000 400 shares were used to fulfill share delivery commitments.

At the end of the period, the group owned 1 859 625 own shares of which 1 333 731 were held directly by AB InBev.

The par value of the shares is 0.77 euro. As a consequence, the shares that were sold during the year 2015 represent 6 054 778 US dollar (5 561 475 euro) of the subscribed capital and the shares that the company still owned at the end of 2015 represent 1 558 922 US dollar (1 431 911 euro) of the subscribed capital.

DIVIDENDS

On 29 October 2015, an interim dividend of 1.60 euro per share or approximately 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 24 February 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or approximately 5 776m euro.

In accordance with IAS 10 Events after the balance sheet date, the February 2016 dividend has not been recorded in the 2015 financial statements.

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out on 14 November 2014. On 29 April 2015, in addition to the interim dividend paid on 14 November 2014, a dividend of 2.00 euro per share or approximately 3 276m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 912m euro. This dividend was paid out on 6 May 2015.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 27 Risks arising from financial instruments.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 6 May 2015, the company paid a coupon of 2.00 euro per share or approximately 62m US dollar. On 16 November 2015, the company paid a coupon of 1.60 euro per share or approximately 41m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 31 December 2015, 10.6 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 8 273m US dollar (2014: 9 216m US dollar) and a weighted average number of ordinary shares (including deferred share instruments and stock lending) outstanding during the year, calculated as follows:

Million shares	2015	2014

Issued ordinary shares at 1 January, net of treasury shares	1 607	1 607
Effect of shares issued and share buyback programs	(2)	-
Effect of stock lending	10	4
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary shares at 31 December	1 638	1 634

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 8 273m US dollar (2014: 9 216m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) during the year, calculated as follows:

Million shares	2015	2014

Weighted average number of ordinary shares at 31 December	1 605	1 607
Effect of stock lending	10	4
Effect of undelivered shares under the deferred share instrument	23	23
Effect of share options, warrants and restricted stock units	30	31
Weighted average number of ordinary shares (diluted) at 31 December	1 668	1 665

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2015	2014

Profit before non-recurring items, attributable to equity holders of AB InBev	8 513	8 865
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(26)	(158)
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 8)	(214)	509
Profit attributable to equity holders of AB InBev	8 273	9 216

The table below sets out the EPS calculation:

Million US dollar	2015	2014

Profit attributable to equity holders of AB InBev	8 273	9 216
Weighted average number of ordinary shares	1 638	1 634
Basic EPS	5.05	5.64

Profit before non-recurring items, attributable to equity holders of AB InBev	8 513	8 865
Weighted average number of ordinary shares	1 638	1 634
EPS before non-recurring items	5.20	5.43

Profit attributable to equity holders of AB InBev	8 273	9 216
Weighted average number of ordinary shares (diluted)	1 668	1 665
Diluted EPS	4.96	5.54

Profit before non-recurring items, attributable to equity holders of AB InBev	8 513	8 865
Weighted average number of ordinary shares (diluted)	1 668	1 665
Diluted EPS before non-recurring items	5.10	5.32

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 0.2m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2015.

22.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 27 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2015	2014

Secured bank loans	175	169
Unsecured bank loans	89	260
Unsecured bond issues	43 112	43 014
Unsecured other loans	43	57
Finance lease liabilities	122	130
	43 541	43 630

CURRENT LIABILITIES Million US dollar	2015	2014

Secured bank loans	102	117
Commercial papers	2 087	2 211
Unsecured bank loans	1 380	560
Unsecured bond issues	2 330	4 535
Unsecured other loans	9	25
Finance lease liabilities	4	3
	5 912	7 451

The current and non-current interest-bearing loans and borrowings amount to 49.5 billion US dollar as of 31 December 2015, compared to 51.1 billion US dollar as of 31 December 2014.

On 20 April 2015, AB InBev issued 3.0 billion euro aggregate principal amount of notes, consisting of 0.75 billion euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 25 basis points above three-month EURIBOR; 1.0 billion euro aggregate principal amount of fixed rate notes due 2023 bearing interest at an annual rate of 0.80% and 1.25 billion euro aggregate principal amount of fixed rate notes due 2030 bearing interest at an annual rate of 1.50%. The use of the proceeds of such issuance was for general corporate purposes.

On 23 July 2015, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes will bear interest at an annual rate of 4.60%.

Commercial papers amount to 2.1 billion US dollar as of 31 December 2015 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

Effective 28 August 2015, AB InBev amended the terms of the 8.0 billion US dollar 5-year 2010 Senior Facilities Agreement, originally entered into in February 2010 and subsequently amended to a 7.2 billion US dollar facility with a revised maturity of July 2018. The August 2015 amendments increased the total amount of the facilities to 9.0 billion US dollar and extended the maturity to August 2020. As of 31 December 2015, there are no amounts drawn under the 9.0 billion US dollar 2010 amended Senior Facilities Agreement.

In connection the proposed combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The new financing consists of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 Committed Senior Acquisition Facilities Agreement”).

The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For the Disposal Bridge Facility, the Cash/DCM Bridge Facility A and the Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum and for Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum.

For the purposes of calculating the commitment fees, until such time as S&P and Moody’s have assigned (or indicated on a pro-forma basis assuming completion of the Acquisition) to AB InBev a credit rating taking into account the Acquisition the margin applicable to each facility shall be calculated on the basis that AB InBev’s credit rating is not higher than A-/A3. At AB InBev’s rating as of 31 December 2015 of A-/A2, the initial margins would have been 1.00%, 1.00%, 1.00%, 1.10%, and 1.25% respectively.

All proceeds from the drawdown under the 2015 Committed Senior Acquisition Facilities Agreement must be applied, directly or indirectly, towards the acquisition of SABMiller, refinancing of existing indebtedness of SABMiller or any costs in connection therewith. As of 31 December 2015, all facilities remain undrawn. Each facility is available to be drawn until 28 October 2016, subject to an extension up to 28 April 2017 at AB InBev’s option. The maximum tenor for Term Facility A and Term Facility B is determined by reference to the date of the 2015 Committed Senior Acquisition Facilities Agreement and will not be affected by an extension of the availability period. Customary commitment fees are payable on any undrawn but available funds under the 2015 Committed Senior Acquisition Facilities Agreement. These fees are recorded as non-recurring finance cost.

On 27 January 2016, AB InBev announced that it had cancelled the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar and had chosen to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A of the 75.0 billion US dollar Committed Senior Acquisition Facilities following approximately 47 billion US dollar capital markets issuances in January 2016– see also Note 32: Events after the balance sheet date.

AB InBev is in compliance with all its debt covenants as of 31 December 2015. The 2010 Senior Facilities and the 2015 Committed Senior Acquisition Facilities Agreement do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	277	102	72	20	28	55
Commercial papers	2 087	2 087	-	-	-	-
Unsecured bank loans	1 469	1 380	84	-	5	-
Unsecured bond issues	45 442	2 330	6 415	4 613	10 163	21 921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98
	49 453	5 912	6 585	4 646	10 220	22 090
TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	286	117	72	28	41	28
Commercial papers	2 211	2 211	-	-	-	-
Unsecured bank loans	820	560	138	63	59	-
Unsecured bond issues	47 549	4 535	2 383	6 682	10 240	23 709
Unsecured other loans	82	25	14	10	13	20
Finance lease liabilities	133	3	4	4	14	108
	51 081	7 451	2 611	6 787	10 367	23 865

FINANCE LEASE LIABILITIES Million US dollar	2015 Payments	2015 Interests	2015 Principal	2014 Payments	2014 Interests	2014 Principal

Less than one year	14	10	4	14	11	3
Between one and two years	14	10	4	13	10	3
Between two and three years	14	9	5	14	10	4
Between three and five years	32	17	15	33	19	14
More than 5 years	145	47	98	168	59	109
	219	93	126	242	109	133

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 42.2 billion US dollar as of 31 December 2015, from 42.1 billion US dollar as of 31 December 2014. Apart from operating results net of capital expenditures, the net debt is mainly impacted by share buyback (1.0 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (8.0 billion US dollar), the payment of interests and taxes (4.0 billion US dollar) and the impact of changes in foreign exchange rates (1.1 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	2015	2014

Non-current interest-bearing loans and borrowings	43 541	43 630
Current interest-bearing loans and borrowings	5 912	7 451
	49 453	51 081

Bank overdrafts	13	41
Cash and cash equivalents	(6 923)	(8 357)
Interest bearing loans granted (included within Trade and other receivables)	(286)	(308)
Debt securities (included within Investment securities)	(72)	(322)
Net debt	42 185	42 135

23.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2015, contributions paid into defined contribution plans for the company amounted to 90m US dollar compared to 145m US dollar for 2014.

DEFINED BENEFIT PLANS

During 2015, the company contributed to 62 defined benefit plans, of which 50 are retirement plans and 12 are medical cost plans. Most plans provide retirement and leaving service benefits related to pay and years of service. The Belgian, Brazilian, Dominican

Republic, Dutch, Canadian, South Korean, Mexican, UK and US plans are partially funded. When plan assets are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, and Brazil provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 126m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2015, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 722m US dollar as of 31 December 2015 compared to 3 039m US dollar as of 31 December 2014. In 2015, the fair value of the plan assets value decreased by 698m US dollar and the defined benefit obligations decreased by 991m US dollar. The decrease in the employee benefit net liability is mainly driven by changes in discount rates and currency translation, partially offset by negative asset returns.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2015	2014

Present value of funded obligations	(6 905)	(7 776)
Fair value of plan assets	5 075	5 773
Present value of net obligations for funded plans	(1 830)	(2 003)
Present value of unfunded obligations	(689)	(809)
Present value of net obligations	(2 519)	(2 812)

Unrecognized asset	(137)	(171)
Net liability	(2 656)	(2 983)

Other long term employee benefits	(67)	(57)

Total employee benefits	(2 723)	(3 039)

Employee benefits amounts in the balance sheet:
Liabilities	(2 725)	(3 049)
Assets	2	10
Net liability	(2 723)	(3 039)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2015	2014

Defined benefit obligation at 1 January	(8 585)	(9 073)
Current service costs	(81)	(74)
Interest cost	(354)	(438)
Past service gain/(cost)	8	334
Settlements	3	176
Benefits paid	517	896
Contribution by plan participants	(4)	(4)
Acquisition and disposal through business combination	-	(78)
Actuarial gains/(losses) – demographic assumptions	4	(210)
Actuarial gains/(losses) – financial assumptions	283	(962)
Experience adjustments	14	(40)
Exchange differences	606	445
Transfers and other movements	(5)	443
Defined benefit obligation at 31 December	(7 594)	(8 585)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.8 billion US dollar relating to active employees, 1.5 billion US dollar relating to deferred members and 4.3 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2015	2014

Fair value of plan assets at 1 January	5 773	6 376
Interest income	253	328
Administration costs	(20)	(24)
Return on plan assets exceeding interest income	(211)	418
Contributions by AB InBev	275	326
Contributions by plan participants	4	4
Benefits paid net of administration costs	(517)	(896)
Acquisition through business combination	-	51
Assets distributed on settlements	-	(82)
Exchange differences	(482)	(338)
Transfers and other movements	-	(392)
Fair value of plan assets at 31 December	5 075	5 773

Actual return on plans assets amounted to a gain of 42m US dollar in 2015 compared to a gain of 746m US dollar in 2014. The decrease is mainly driven by lower market returns particularly in United States, United Kingdom and Brazil.

The acquisition through business combinations in 2014 stems from the OB combination.

The changes in the irrecoverable surplus are as follows:

Million US dollar	2015	2014

Irrecoverable surplus impact at 1 January	(171)	(136)
Interest expense	(15)	(12)
Change in asset ceiling excluding amounts included in interest expense	49	(22)
Irrecoverable surplus impact at 31 December	(137)	(171)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2015	2014

Current service costs	(81)	(74)
Administration costs	(20)	(24)
Past service cost	8	334
(Losses)/gains on settlements or curtailments	(2)	94
Profit from operations	(95)	330
Net finance cost	(116)	(124)
Total employee benefit expense	(211)	206

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2015	2014[1]

Cost of sales	(64)	(1)
Distribution expenses	(8)	(9)
Sales and marketing expenses	(14)	(14)
Administrative expenses	(17)	(15)
Other operating (expense)/income	6	284
Non-recurring items	2	85
Net finance cost	(116)	(124)
	(211)	206

During 2014, the company amended certain post-retirement pension and healthcare benefits, mainly in the US.

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows:

	2015
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.4%	4.1%	7.0%	12.1%	4.0%	4.6%
Price inflation	-	2.0%	3.5%	4.5%	3.2%	2.7%
Future salary increases	2.0%	1.0%	4.8%	5.8%	-	3.6%
Future pension increases	-	-	3.5%	-	2.9%	2.7%
Medical cost trend rate	6.2%-5.0%	4.5%	-	8.2%	-	6.6%-5.9%
Life expectation for a 65 year old male	85	86	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

1 Reclassified to conform to the 2015 presentation.

	2014
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.1%	4.1%	6.5%	10.8%	3.8%	4.4%
Price inflation	-	2.0%	3.5%	4.5%	3.0%	2.7%
Future salary increases	2.0%	1.0%	4.7%	5.8%	-	3.6%
Future pension increases	-	-	3.5%	-	2.8%	2.7%
Medical cost trend rate	6.9%-5.0%	4.5%	-	8.2%	-	7.7%-5.8%
Life expectation for a 65 year old male	85	86	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

ASSET VOLATILITY

The plan liabilities are calculated using a discount rate set with reference to high quality corporate yields; if plan assets underperform this yield, the company’s net defined benefit obligation may increase. Most of the company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. In 2015, the company has started the implementation of a new pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

The weighted average duration of the defined benefit obligation is 14.4 years (2014: 14.3 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2015
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(477)	523
Future salary increase	0.5%	26	(24)
Medical cost trend rate	1%	34	(30)
Longevity	One year	201	(197)

Sensitivities are what is reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

The fair value of plan assets at 31 December consists of the following:

	2015			2014
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	26%	-	26%	29%	-	29%
Corporate bonds	31%	-	31%	26%	-	26%
Equity instruments	29%	-	29%	36%	-	36%
Property	-	3%	3%	-	3%	3%
Insurance contracts and others	10%	1%	11%	5%	1%	6%
	96%	4%	100%	96%	4%	100%

AB InBev expects to contribute approximately 242m US dollar for its funded defined benefit plans and 61m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2016.

24.  SHARE-BASED PAYMENTS1

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999 and replaced by a long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) in 2014, and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”), established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 225m US dollar for the year 2015 (including the variable compensation expense settled in shares), as compared to 251m US dollar for the year 2014.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company will also match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2015, AB InBev issued 0.4m of matching restricted stock units in relation to the 2014 bonus and 0.1 matching restricted stock units in relation to a 2015 bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately 54m US dollar, and cliff vest after five years. During 2014, AB InBev issued 0.9m of matching restricted stock units according to the Share-Based Compensation Plan, with an estimated fair value of approximately 90m US dollar, in relation to the 2013 bonus.

LTI Stock Option Plan for Directors

Before 2014, the company issued regularly warrants, or rights to subscribe for newly issued shares under the LTI Warrant Plan for the benefit of directors and, until 2006, for the benefit of members of the executive board of management and other senior employees. LTI warrants were subject to a vesting period ranging from one to three years. Forfeiture of a warrant occurs in certain circumstances when the holder leaves the company’s employment.

Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

Since 2014, directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders meeting decided to replace the LTI Warrant Plan by a LTI Stock Option plan for directors. As a result, grants for directors now consist of LTI stock options instead of LTI warrants (i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares). Grants are made annually at the company’s shareholders meeting on a discretionary basis upon recommendation of the Remuneration Committee. The LTI stock options have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The LTI stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

AB InBev granted 0.2m stock options to members of the board of directors during 2015 representing a fair value of approximately 5m US dollar (2014: 0.2m stock options with a fair value of approximately 4m US dollar).

1 Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

Furthermore, at the annual shareholders meeting of 30 April 2014, all outstanding LTI warrants granted under the company’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2015 AB InBev issued 4.7m LTI stock options with an estimated fair value of 117m US dollar, whereby 1.1m options relate to American Depositary Shares (ADSs) and 3.6m options to AB InBev shares. In December 2014 AB InBev issued 4.4m LTI stock options with an estimated fair value of 101m US dollar, whereby 1.3m options relate to American Depositary Shares (ADSs) and 3.1m options to AB InBev shares.

Exceptional incentive stock options

On 22 December 2015, approximately 4.8 million options were granted to a selected group of 65 members of the company’s senior management who are not members of the executive board of management and are considered to be instrumental to help the company to achieve its ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is 113.00 Euro which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of 10 years from granting and vest after 5 years. They only become exercisable provided a performance test is met by AB InBev.

No exceptional incentive stock options were granted to members of the executive board of management.

Other Grants

AB InBev has in place three specific long-term restricted stock unit programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2015, 0.1m restricted stock units with an estimated fair value of 15m US dollar were granted under this program to a selected number of employees (2014: 0.1m restricted stock units with an estimated fair value of 2m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2015 0.2m restricted stock units with an estimated fair value of 26m US dollar were granted under this program to a selected number of employees (2014: 0.2m restricted stock units with an estimated fair value of 21m US dollar).

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2015, employees purchased shares under this program for the equivalent of 0.8m US dollar (2014: equivalent of 0.5m US dollar).

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2023. In 2015, no unvested options were exchanged against restricted shares (2014: 0.5m unvested options were exchanged against 0.5m restricted shares). As a variant to this program, the Remuneration Committee has also approved the early release of the vesting conditions of 1.0m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. As the vesting period for these stock options was changed, an accelerated expense was recorded as a result of the modification. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification. In 2015 no new options related to the dividend protection feature were issued (2014: 0.1m new options).

For further information on share-based payment grants of previous years, please refer to Note 24 Share-based payments of the 2014 consolidated financial statements.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2015 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2015	2014	2013

Fair value of options and warrants granted	21.78	20.70	21.74
Share price	125.29	113.29	103.06
Exercise price	125.29	113.29	103.05
Expected volatility	24%	24%	24%
Expected dividends	3.00%	3.00%	2.92%
Risk-free interest rate	0.82%	1.23%	2.06%

Expected volatility is based on historical volatility calculated using 2785 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2015	2014	2013

Options and warrants outstanding at 1 January	45.6	52.5	53.3
Options and warrants issued during the year	9.7	4.5	4.8
Options and warrants exercised during the year	(6.6)	(10.0)	(4.2)
Options and warrants forfeited during the year	(1.1)	(1.4)	(1.4)
Options and warrants outstanding at the end of December	47.6	45.6	52.5

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (11.24 US dollar)17 and 121.95 euro (132.77 US dollar)17 while the weighted average remaining contractual life is 7.22 years.

Of the 47.6m outstanding options and warrants 8.8m are vested at 31 December 2015.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2015	2014	2013

Options and warrants outstanding at 1 January	51.35	45.38	38.31
Granted during the year	126.67	113.29	103.05
Exercised during the year	32.47	24.40	41.07
Forfeited during the year	54.88	45.75	45.18
Outstanding at the end of December	64.50	51.35	45.38
Exercisable at the end of December	37.15	36.21	57.28

For share options and warrants exercised during 2015, the weighted average share price at the date of exercise was 111.56 euro (121.45 US dollar)17.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2015	2014	2013

Restricted stock units outstanding at 1 January	5.8	4.7	3.3
Restricted stock units issued during the year	1.0	1.3	1.6
Restricted stock units exercised during the year	(1.0)	-	-
Restricted stock units forfeited during the year	(0.2)	(0.2)	(0.2)
Restricted stock units outstanding at the end of December	5.6	5.8	4.7

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan as modified as of 2010 Ambev issued in March 2015, 2.7m restricted stock units with an estimated fair value of 15m US dollar (2014: 5.2m restricted stock units with an estimated fair value of 38m US dollar).

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2015, Ambev granted 16.5m LTI stock options with an estimated fair value of 40m US dollar (2014: 16.8m LTI stock options with an estimated fair value of 37m US dollar).

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2015 representing the economic value of the dividend protection feature (2014: 0.2m options). Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2015 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2015	2014	2013

Fair value of options granted	2.01	1.96	2.61
Share price	4.72	6.00	7.30
Exercise price	4.72	6.00	7.30
Expected volatility	27%	32%	33%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	15.90%[2]	2.20% - 12.40%[2]	1.90% - 12.60%[2]

The total number of outstanding Ambev options developed as follows:

Million options	2015	2014	2013

Options outstanding at 1 January	126.1	147.7	143.9
Options issued during the year	16.6	17.0	13.1
Options exercised during the year	(20.0)	(34.8)	(7.2)
Options forfeited during the year	(1.0)	(3.8)	(2.1)
Options outstanding at the end of December	121.7	126.1	147.7

Following the decision of the shareholders meeting of 30 July 2013 effective on 11 November 2013, each common share issued by Ambev was split into 5 shares, without any modification to the amount of the capital stock of Ambev. As a consequence of the split of the Ambev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 0.35 Brazilian real (0.09 US dollar)18 and 26.57 Brazilian real (6.80 US dollar)18 while the weighted average remaining contractual life is 6.30 years.

Of the 121.8m outstanding options 48.7m options are vested at 31 December 2015.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2015	2014	2013

Options outstanding at 1 January	3.79	2.69	3.54
Granted during the year	4.72	6.03	7.27
Exercised during the year	1.29	1.45	1.15
Forfeited during the year	5.21	4.25	3.46
Outstanding at the end of December	3.17	3.79	2.69
Exercisable at the end of December	0.84	1.11	1.42

For share options exercised during 2015, the weighted average share price at the date of exercise was 18.95 Brazilian real (4.85 US dollar)18.

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2015	2014	2013

Restricted stock units outstanding at 1 January	17.5	15.6	11.5
Restricted stock units issued during the year	2.7	5.2	4.3
Restricted stock units exercised during the year	(0.8)	(2.3)	-
Restricted stock units forfeited during the year	(0.3)	(1.0)	(0.2)
Restricted stock units outstanding at the end of December	19.1	17.5	15.6

During 2015, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.3m AB InBev shares (0.6m AB InBev shares in 2014) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 6m US dollar (12m US dollar in 2014) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

25.    PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2015	166	623	10	799
Effect of changes in foreign exchange rates	(11)	(84)	(1)	(96)
Provisions made	77	380	-	457
Provisions used	(66)	(222)	(1)	(289)
Provisions reversed	(8)	(109)	(1)	(118)
Other movements	(1)	143	-	142
Balance at 31 December 2015	157	733	7	897

1 Amounts have been converted to US dollar at the closing rate of the respective period.

2 The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	157	63	8	83	3

Disputes
Income and indirect taxes	477	124	211	100	42
Labor	97	16	16	54	11
Commercial	25	6	15	2	2
Other disputes	134	9	95	29	1
	733	155	337	185	56

Other contingencies	7	2	1	4	-

Total provisions	897	220	346	272	59

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2015, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

26.  TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2015	2014[1]

Indirect taxes payable	186	230
Trade payables	484	305
Deferred consideration on acquisitions	329	138
Other payables	242	333
	1 241	1 006

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2015	2014[1]

Trade payables and accrued expenses	11 616	10 913
Payroll and social security payables	924	1 030
Indirect taxes payable	1 610	1 849
Interest payable	817	850
Consigned packaging	680	715
Dividends payable	239	518
Deferred income	49	53
Deferred consideration on acquisitions	1 474	1 640
Other payables	253	341
	17 662	17 909

Deferred consideration on acquisitions is mainly comprised of 1.424 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the 2012 transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

27.  RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

1 Reclassified to conform to the 2015 presentation.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2015					2014
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts SABMiller proposed combination	68 860	-	-	-	-	-	-	-	-	-
Other forward exchange contracts	10 481	-	508	803	-	7 554	47	-	-	-
Foreign currency futures	1 568	100	-	-	-	1 822	-	-	-	-

Interest rate
Interest rate swaps	-	77	-	3 000	74	350	-	113	2 250	787
Cross currency interest rate swaps	-	1 604	777	1 803	1 560	1 023	-	1 789	2 373	1 197
Interest rate futures	-	13	-	109	-	-	139	113	151	-
Other interest rate derivatives	-	-	-	-	565	-	-	-	-	-

Commodities
Aluminum swaps	1 509	172	-	-	-	1 422	48	-	-	-
Other commodity derivatives	1 227	82	-	-	-	1 374	194	-	-	-

Equity
Equity derivatives	5 985	-	-	-	-	4 854	838	-	-	-

A.	FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON THE PROPOSED COMBINATION WITH SABMILLER

Following the proposed combination with SABMiller, AB InBev entered into derivative foreign exchange forward contracts with respect to 45 billion pound sterling of the purchase price, to hedge against exposure changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling. The 45 billion pound sterling has been hedged at an average rate of 1.5295 US dollar per pound sterling. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules, as AB InBev NV, the acquiring company, has a euro functional currency.

The mark-to market of the financial instruments that qualify for a hedge relationship will be reported in equity until the closing of the combination, whereas the mark-to market of the financial instruments that do not qualify for hedge accounting will be reported in the profit and loss account until the closing of the transaction.

As of 31 December 2015, financial instrument for approximately 45.0 billion US dollar equivalent qualified for hedge accounting and a mark-to market of 1 738m US dollar loss was reported in equity and financial instruments for approximately 23.9 billion US dollar did not qualify for hedge accounting and a mark-to market of 688m US dollar loss was reported as a non-recurring finance cost in the profit and loss account- see Note 8 Non-recurring items and Note 11 Finance cost and income.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2015			31 December 2014
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Brazilian real	(97)	97	-	(64)	64	-
Euro/Canadian dollar	(56)	56	-	(51)	51	-
Euro/Czech koruna	(2)	(8)	(10)	(3)	(9)	(12)
Euro/Hungarian forint	(3)	-	(3)	(4)	(13)	(17)
Euro/Mexican peso	-	-	-	(104)	104	-
Euro/South Korean won	(57)	27	(30)	-	-	-
Euro/Pound sterling	(52)	184	132	(45)	214	169
Euro/Russian ruble	(74)	109	35	(102)	127	25
Euro/Ukrainian hryvnia	(68)	-	(68)	(72)	-	(72)
Euro/US dollar	(420)	152	(268)	-	127	127
Japanese yen/South Korean won	(10)	10	-	-	-	-
Mexican peso/Colombian peso	(33)	33	-	-	-	-
Mexican peso/South Korean won	(5)	5	-	-	-	-
US dollar/Argentinean peso	(459)	459	-	(345)	345	-
US dollar/Bolivian boliviano	(62)	62	-	(72)	72	-
US dollar/Brazilian real	(1 419)	1 419	-	(1 389)	1 389	-
US dollar/Canadian dollar	(321)	321	-	(271)	271	-
US dollar/Chilean peso	(152)	152	-	(140)	140	-
US dollar/Chinese yuan	(135)	121	(14)	-	-	-
US dollar/Colombian peso	(10)	10	-	-	-	-
US dollar/Euro	(197)	301	104	(145)	120	(25)
US dollar/Mexican peso	(1 234)	1 933	699	(1 182)	5 795	4 613
US dollar/Paraguayan guarani	(96)	96	-	(84)	84	-
US dollar/Peruvian nuevo sol	(5)	5	-	(46)	46	-
US dollar/Pound sterling	(23)	23	-	(25)	14	(11)
US dollar/Russian ruble	(78)	115	37	(135)	81	(54)
US dollar/South Korean won	(35)	84	49	-	-	-
US dollar/Ukrainian hryvnia	(46)	-	(46)	(44)	-	(44)
US dollar/Uruguayan peso	(52)	52	-	(37)	37	-

The US dollar/Mexican peso open long position is mainly related to US dollar cash held in Mexico.

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2015, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 11 193m US dollar equivalent (7 012m US dollar in 2014) in Holding companies and approximately 1 460m US dollar equivalent (2 889m US dollar in 2014) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Argentinean peso, Brazilian real, Bolivian boliviano, Canadian dollar, Chilean peso, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Czech koruna, Mexican peso, pound sterling, Russian ruble, South Korean won and Ukrainian hryvnia against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2015
	Closing rate 31 December 2015	Possible closing rate[1]	Volatility of rates in %

Pound sterling/Euro	1.36	1.23 - 1.50	9.73%
Euro/Czech koruna	27.02	26.21 - 27.83	2.99%
Euro/Russian ruble	79.35	58.04 - 100.66	26.86%
Euro/Ukrainian hryvnia	26.13	10.51 - 41.75	59.79%
US dollar/Euro	0.92	0.81 - 1.03	12.13%
US dollar/Mexican peso	17.21	15.38 - 19.04	10.63%
US dollar/Pound sterling	0.67	0.62 - 0.73	8.34%
US dollar/Russian ruble	72.88	54.75 - 91.01	24.88%
US dollar/Ukrainian hryvnia	24.00	8.88 - 39.12	63.01%
	2014
	Closing rate 31 December 2014	Possible closing rate[2]	Volatility of rates in %

Pound sterling/Euro	1.28	1.21 - 1.36	5.76%
Euro/Czech koruna	27.73	27.11 - 28.36	2.26%
Euro/Hungarian forint	315.56	294.18 - 336.93	6.77%
Euro/Russian ruble	68.30	49.11 - 87.5	28.10%
Euro/Ukrainian hryvnia	19.14	13.61 - 24.68	28.90%
US dollar/Euro	0.82	0.77 - 0.87	6.14%
US dollar/Mexican peso	14.72	13.69 - 15.75	7.00%
US dollar/Pound sterling	0.64	0.61 - 0.68	5.59%
US dollar/Russian ruble	56.26	41.27 - 71.25	26.65%
US dollar/Ukrainian hryvnia	15.77	11.27 - 20.27	28.54%

Had the Czech koruna, the Mexican peso, the pound sterling, the Russian ruble, South Korean won and the Ukrainian hryvnia weakened/strengthened during 2015 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2015 impact on consolidated profit before taxes would have been approximately 71m US dollar (103m US dollar in 2014) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2015, shows a positive/negative pre-tax impact on equity reserves of 895m US dollar (446m US dollar in 2014).

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2015	2014

Cash flow hedges - hedged items	61	(60)
Cash flow hedges - hedging instruments (reclassified from equity)	(11)	53
Economic hedges - hedged items not part of a hedge accounting relationship	(347)	-
Economic hedges - hedging instruments not part of a hedge accounting relationship	352	11
Other results - not hedged	323	315
	378	319

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FAIR VALUE HEDGE

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In June 2009, the company issued a pound sterling bond for an equivalent of 750m pound sterling. This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a fair value hedge accounting relationship.

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 3.8 billion US dollar.

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.

These derivative instruments have been designated in a fair value hedge accounting relationship.

Ambev bond hedges (interest rate risk on borrowings in Brazilian real)

In July 2007 Ambev issued a Brazilian real bond (“Bond 17”), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on such bond. These derivative instruments have been designated in a fair value hedge accounting relationship.

CASH FLOW HEDGE

Canadian dollar bond hedges (foreign currency risk + interest rate risk on borrowings in Canadian dollar)

In January 2013, the company issued a series of notes in an aggregated principal amount of 1.2 billion Canadian dollar. These bonds bear interest at 2.375% with maturity in January 2018 and 3.375% with maturity in January 2023.

The company entered into several Canadian dollar fixed/US dollar fixed cross currency interest rate swaps to manage and reduce the impact of changes in the Canadian dollar exchange rate and interest rate on these bonds.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for an equivalent of 500m pound sterling. This bond bears interest at 4.00% per year with maturity in September 2025.

The company entered into several pound sterling fixed/euro fixed cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

ECONOMIC HEDGE

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2015, Ambev invested in highly liquid Brazilian real denominated government debt securities.

The company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was done.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2015	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount

Floating rate
Brazilian real	9.41%	270	11.19%	355
Euro	0.09%	2 934	1.41%	3 975
US dollar	1.12%	584	1.20%	1 787
Other	6.10%	6	6.10%	6
		3 795		6 124

Fixed rate
Brazilian real	7.13%	282	8.22%	237
Canadian dollar	3.14%	1 290	3.22%	968
Dominican peso	9.52%	101	9.52%	101
Euro	2.47%	11 363	2.31%	13 893
Pound sterling	6.54%	2 686	8.67%	912
South Korean won	-	-	2.44%	1 000
US dollar	4.21%	29 935	4.37%	26 216
Other	3.60%	14	3.60%	14
		45 671		43 342
31 December 2014	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount

Floating rate
Brazilian real	7.24%	438	8.74%	668
Euro	0.36%	1 328	2.70%	2 844
Russian ruble	-	-	8.96%	94
US dollar	0.98%	745	2.62%	3 539
Other	11.12%	26	11.12%	26
		2 537		7 171

Fixed rate
Argentinean peso	23.69%	37	23.69%	37
Brazilian real	7.99%	595	7.96%	457
Canadian dollar	3.14%	1 548	3.22%	1 161
Dominican peso	10.38%	23	10.38%	23
Euro	3.02%	10 246	2.90%	12 822
Pound sterling	6.71%	2 816	9.34%	888
South Korean won	-	-	2.26%	500
US dollar	4.02%	33 312	4.13%	28 055
Other	7.18%	8	7.18%	8
		48 585		43 951

At 31 December 2015, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 13m US dollar.

As disclosed in the above table, 6 124m US dollar or 12.38% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2015
	Interest rate 31 December 2015[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	13.64%	12.48% - 14.8%	8.52%
Euro	0%	0.15% -0%	211.93%
US dollar	0.61%	0.5% - 0.73%	18.83%
	2014
	Interest rate 31 December 2014[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	11.11%	10.25% - 11.97%	7.72%
Euro	0.08%	0.04% - 0.11%	43.74%
Russian ruble	23.77%	11.93% -35.61%	49.79%
US dollar	0.26%	0.23% - 0.28%	9.16%

1 Applicable 3-month InterBank Offered Rates as of 31 December 2015 and as of 31 December 2014.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015 and at December 2014. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2015, with all other variables held constant, 2015 interest expense would have been 5m US dollar higher/lower (2014: 19m US dollar). This effect would be more than offset by 50m US dollar higher/lower interest income on AB InBev’s interest -bearing financial assets (2014: 70m US dollar).

INTEREST EXPENSE

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2015	2014

Financial liabilities measured at amortized cost – not hedged	(2 005)	(2 236)
Fair value hedges – hedged items	(87)	(97)
Fair value hedges – hedging instruments	50	42
Cash flow hedges – hedged items	(31)	(35)
Cash flow hedges – hedging instruments (reclassified from equity)	24	10
Net investment hedges - hedging instruments (interest component)	152	192
Economic hedges - hedged items not part of a hedge accounting relationship	8	(9)
Economic hedges - hedging instruments not part of a hedge accounting relationship	56	125
	(1 833)	(2 008)

C. COMMODITY	PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2015, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 681m US dollar (2014: 1 470m US dollar), natural gas and energy derivatives for 216m US dollar (2014: 330m US dollar), exchange traded sugar futures for 92m US dollar (2014: 83m US dollar), corn swaps for 272m US dollar (2014: 285m US dollar), exchange traded wheat futures for 484m US dollar (2014: 648m US dollar), rice swaps for 138m US dollar (2014: 76m US dollar) and plastic derivatives for 107m US dollar (2014: 146m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2015 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2015, would have on the equity reserves.

	2015
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[1]	Prices increase	Prices decrease

Aluminum	18.06%	203	(203)
Sugar	31.20%	30	(30)
Wheat	34.65%	(7)	7
Energy	30.28%	59	(59)
Rice	23.52%	22	(22)
Corn	13.45%	53	(53)
Plastic	18.43%	23	(23)
	2014
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[2]	Prices increase	Prices decrease

Aluminum	15.81%	197	(197)
Sugar	26.74%	53	(53)
Wheat	26.57%	57	(57)
Energy	22.48%	67	(67)
Rice	16.72%	13	(13)
Corn	22.30%	59	(59)

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2014.

D. EQUITY	PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 21 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SABMiller. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2015, an exposure for an equivalent of 64.5m of AB InBev shares was hedged, resulting in a total gain of 1 337 US dollar recognized in the profit or loss account for the period, of which 844m US dollar related to the company’s share-based payment programs, 493m US dollar and 18m US dollar related to the Modelo and SABMiller transactions, respectively.

Between 2012 and 2015, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2014 and 21m US dollar in 2015 and, accordingly, a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 25.12% (2014: 18.29%) reasonable possible volatility1 of the AB InBev share price and with all the other variables held constant, would show 2 017m US dollar positive/negative impact on the 2015 profit before tax (2014: 1 183m US dollar).

E. CREDIT	RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2015 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2015			2014
Million US dollar	Gross	Impairment	Net carrying amount	Gross[2]	Impairment	Net carrying amount[28]

Debt securities held for trading	55	-	55	301	-	301
Available for sale	40	(9)	31	20	(11)	9
Held to maturity	17	-	17	21	-	21
Trade receivables	3 244	(230)	3 014	3 488	(260)	3 228
Cash deposits for guarantees	187	-	187	229	-	229
Loans to customers	94	-	94	121	(30)	91
Other receivables	1 975	(99)	1 876	2 281	(128)	2 153
Derivatives	3 563	-	3 563	2 244	-	2 244
Cash and cash equivalents	6 923	-	6 923	8 357	-	8 357
	16 098	(338)	15 760	17 062	(429)	16 633

There was no significant concentration of credit risks with any single counterparty per 31 December 2015 and no single customer represented more than 10% of the total revenue of the group in 2015.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.
[2]	Reclassified to conform to the 2015 presentation.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2015
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(11)	(260)	(30)	(128)	-	(429)
Impairment losses	-	(41)	-	(16)	-	(57)
Derecognition	-	20	30	22	-	72
Currency translation and other	2	51	-	23	-	76
Balance at 31 December	(9)	(230)	-	(99)	-	(338)
	2014
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Cash and cash equivalents	Total

Balance at 1 January	(13)	(249)	(84)	(162)	-	(508)
Impairment losses	(1)	(37)	(1)	-	-	(39)
Derecognition	2	28	38	15	-	83
Currency translation	1	(2)	17	19	-	35
Balance at 31 December	(11)	(260)	(30)	(128)	-	(429)

F. LIQUIDITY	RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

¡	Debt service;

¡	Capital expenditures;

¡	Investments in companies;

¡	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

¡	Share buyback programs; and

¡	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2015
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(277)	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2 087)	(2 089)	(2 089)	-	-	-	-
Unsecured bank loans	(1 469)	(1 740)	(1 446)	(216)	(56)	(22)	-
Unsecured bond issues	(45 442)	(63 694)	(3 434)	(8 036)	(6 209)	(12 546)	(33 469)
Unsecured other loans	(52)	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(126)	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	(13)	-	-	-	-
Trade and other payables	(18 816)	(19 082)	(17 616)	(454)	(184)	(392)	(436)
	(68 282)	(87 290)	(24 741)	(8 817)	(6 504)	(13 046)	(34 182)

Derivative financial assets/(liabilities)
Interest rate derivatives	(99)	(100)	18	(8)	(15)	(13)	(82)
Foreign exchange derivatives	(3 022)	(3 088)	(3 072)	2	(12)	(6)	-
Cross currency interest rate swaps	167	175	57	182	(73)	(81)	90
Commodity derivatives	(246)	(247)	(250)	3	-	-	-
Equity derivatives	2 468	2 469	2 469	-	-	-	-
	(732)	(791)	(778)	179	(100)	(100)	8

Of which: directly related to cash flow hedges	(1 187)	(1 269)	(1 238)	45	(105)	13	16

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	2014
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(286)	(313)	(124)	(82)	(32)	(46)	(29)
Commercial papers	(2 211)	(2 214)	(2 214)	-	-	-	-
Unsecured bank loans	(820)	(889)	(590)	(168)	(69)	(62)	-
Unsecured bond issues	(47 549)	(66 851)	(5 715)	(4 212)	(8 339)	(13 154)	(35 431)
Unsecured other loans	(82)	(175)	(35)	(21)	(18)	(22)	(79)
Finance lease liabilities	(133)	(244)	(14)	(14)	(14)	(34)	(168)
Bank overdraft	(41)	(41)	(41)	-	-	-	-
Trade and other payables	(18 909)	(19 151)	(17 908)	(356)	(215)	(163)	(509)
	(70 031)	(89 878)	(26 641)	(4 853)	(8 687)	(13 481)	(36 216)
Derivative financial assets/(liabilities)
Interest rate derivatives	33	33	47	21	(11)	(24)	-
Foreign exchange derivatives	(277)	(281)	(281)	-	-	-	-
Cross currency interest rate swaps	319	384	83	41	103	116	41
Commodity derivatives	(166)	(169)	(171)	2	-	-	-
Equity derivatives	1 258	1 246	1 028	218	-	-	-
	1 167	1 213	706	282	92	92	41

Of which: directly related to cash flow hedges	(45)	(47)	(46)	2	41	(43)	(1)

G. CAPITAL	MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

H. FAIR	VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2015	2014	2015	2014	2015	2014

Foreign currency
Forward exchange contracts	574	420	(3 625)	(652)	(3 051)	(232)
Foreign currency futures	94	72	(65)	(117)	29	(45)

Interest rate
Interest rate swaps	-	41	(19)	(8)	(19)	33
Cross currency interest rate swaps	307	379	(140)	(60)	167	319
Other interest rate derivatives	-	-	(80)	-	(80)	-

Commodities
Aluminum swaps	28	17	(211)	(53)	(183)	(36)
Sugar futures	7	2	(11)	(27)	(4)	(25)
Wheat futures	62	47	(24)	(16)	38	31
Other commodity derivatives	5	8	(102)	(144)	(97)	(136)

Equity
Equity derivatives	2 486	1 258	(18)	-	2 468	1 258
	3 563	2 244	(4 295)	(1 077)	(732)	1 167
Of which:
Non-current	295	507	(315)	(64)	(20)	443
Current	3 268	1 737	(3 980)	(1 013)	(712)	724

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. The fair value was assessed using common discounted cash-flow method based on market conditions existing at the balance sheet date. Therefore, the fair value of the fixed interest-bearing liabilities is within level 2 of the fair value hierarchy as set forth by IFRS 13 – Fair value measurement. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2015 Carrying amount[1]	2015 Fair value	2014 Carrying amount[1]	2014 Fair value
Fixed rate
Argentinean peso	(1)	(1)	(37)	(37)
Brazilian real	(282)	(281)	(595)	(591)
Canadian dollar	(1 290)	(1 416)	(1 548)	(1 580)
Dominican peso	(101)	(101)	(23)	(23)
Euro	(11 363)	(12 669)	(10 246)	(11 373)
Pound sterling	(2 686)	(3 242)	(2 816)	(3 534)
US dollar	(29 935)	(32 959)	(33 312)	(37 646)
Other	(13)	(14)	(8)	(8)
	(45 671)	(50 683)	(48 585)	(54 792)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	55	-	-
Derivatives at fair value through profit and loss	41	2 712	-
Derivatives in a cash flow hedge relationship	47	404	-
Derivatives in a fair value hedge relationship	-	180	-
Derivatives in a net investment hedge relationship	16	163	-
	159	3 459	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 449
Derivatives at fair value through profit and loss	36	1 819	-
Derivatives in a cash flow hedge relationship	35	1 603	-
Derivatives in a fair value hedge relationship	-	117	-
Derivatives in a net investment hedge relationship	19	666	-
	90	4 205	1 449

Fair value hierarchy 2014 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	301	-	-
Derivatives at fair value through profit and loss	37	1 352	-
Derivatives in a cash flow hedge relationship	11	369	-
Derivatives in a fair value hedge relationship	-	140	-
Derivatives in a net investment hedge relationship	34	301	-
	383	2 162	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 268
Derivatives at fair value through profit and loss	65	459	-
Derivatives in a cash flow hedge relationship	89	336	-
Derivatives in a fair value hedge relationship	-	18	-
Derivatives in a net investment hedge relationship	19	91	-
	173	904	1 268

1  “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2015, the put option was valued 1 424m US dollar (2014: 1 239m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses as well as fair value gains. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2015
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	3 563	3 563	(4 633)	(1 070)
Derivative liabilities	(4 295)	(4 295)	3 475	(820)

	2014
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	2 244	2 244	(1 215)	1 029
Derivative liabilities	(1 077)	(1 077)	941	(136)

28.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2015
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor

Less than one year	(108)	73	(95)	31	2	(97)
Between one and two years	(105)	70	(80)	24	2	(89)
Between two and three years	(103)	66	(69)	18	2	(86)
Between three and five years	(190)	123	(87)	26	2	(126)
More than five years	(593)	163	(157)	15	2	(570)
	(1 099)	495	(488)	114	10	(968)

1 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

	2014
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor

Less than one year	(121)	83	(107)	36	3	(106)
Between one and two years	(118)	79	(89)	28	2	(98)
Between two and three years	(115)	75	(70)	24	3	(83)
Between three and five years	(214)	140	(90)	34	4	(126)
More than five years	(704)	186	(118)	21	15	(600)
	(1 272)	563	(474)	143	27	(1 013)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 099m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 495m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 488m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 114m US dollar.

At 31 December 2015, 233m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2014: 276m US dollar), while 121m US dollar was recognized as income in the income statement in respect of subleases (2014: 148m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2015, 20m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2014: 23m US dollar).

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2015	2014

Collateral given for own liabilities	562	641
Collateral and financial guarantees received for own receivables and loans to customers	194	193
Contractual commitments to purchase property, plant and equipment	750	647
Contractual commitments to acquire loans to customers	14	13
Other commitments	1 713	1 801

The collateral given for own liabilities of 562m US dollar at 31 December 2015 contains 157m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 25 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 19 Trade and other receivables. The remaining part of collateral given for own liabilities (405m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 194m US dollar at 31 December 2015. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 750m US dollar at 31 December 2015.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 14m US dollar at 31 December 2015

On 23 July 2015 AB InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately 258m US dollar) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows the company to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

On 11 November 2015, AB Inbev’s indirect subsidiaries entered into an agreement to acquire the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to a subsidiary of AB InBev. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business. The transaction closed on January 20, 2016.

As at 31 December 2015, the following M&A related commitments existed with respect to the combination with Grupo Modelo and the proposed combination with SABMiller:

●

In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

●

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, AB InBev and Constellation have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates agreed to provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery. AB InBev and Constellation have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation can purchase inventory from Grupo Modelo or its affiliates under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

●

On 11 November 2015, the boards of AB InBev and SABMiller announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev (the “Combination”). Under the terms of the Combination, each SABMiller shareholder will be entitled to receive 44.00 pounds sterling in cash for each SABMiller share, with a partial share alternative available for approximately 41.6% of the SABMiller shares. The board of SABMiller has unanimously recommended the cash offer of 44.00 pounds sterling per SABMiller share to SABMiller shareholders. The Combination is subject to regulatory and shareholder approvals and closing is expected to occur during the second half of 2016.

●

On 11 November 2015, AB InBev also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Combination, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller global brand Business to Molson Coors Brewing Company. The total transaction is valued at 12 billion US dollar and is conditional on completion of the Combination.

●

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and related business. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550m euro on a debt free/cash free basis. The parties will now commence the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses. Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

●

There is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the Combination not being completed and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), AB InBev may be required to pay or procure the payment to SABMiller of a break payment of 3 billion US dollar.

Other commitments amount to 1 713m US dollar at 31 December 2015 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2015, 10.6 million loaned securities were used to fulfil stock option plan commitments.

30.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2015, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2015	31 December 2014

Income tax and social contribution	4 189	4 874
Value-added and excise taxes	2 658	2 127
Other taxes	220	115
	7 067	7 116

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 31 December 2015, Ambev management estimates the exposure of approximately 4.5 billion Brazilian real (1.2 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 38 million Brazilian real (10m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented an appeal to the Upper Administrative Court. Now Ambev awaits the respective judgement of the appeal. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 4.6 billion Brazilian real (1.2 billion US dollar) as of 31 December 2015. In the event we are required to pay these amounts, the company will reimburse the amount proportional to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.3 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 455 million Brazilian real (117 m US dollar) as of 31 December 2015.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.3 billion Brazilian real (0.3 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 332 million Brazilian real (85m US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection with this assessment.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.9 billion Brazilian real (0.5 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion. Ambev management estimates the possible losses related to these assessments to be approximately 1.8 billion Brazilian real (0.5 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

1 Amounts have been converted to US dollar at the closing rate of the respective period.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.3 billion Brazilian real (0.3 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the State of Pará and Piauí, relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the debts related to the State of Rio de Janeiro under the incentive tax payment program with discounts promoted by the State, in the total amount of approximately 271 million Brazilian real (69m US dollar). After the above mentioned payments, Ambev management estimates the amount involved in these proceedings to be approximately 492 million Brazilian real (126m US dollar) as of 31 December 2015, classified as possible loss and, therefore with no related provision.

Over the years, Ambev has received tax assessments relating to ICMS differences that some States consider due in the tax substitution system, in cases where the price of the products sold by the factory reaches levels above the price table basis established by such States. Ambev is currently challenging those charges before Courts. In 2015, Ambev received new tax assessments related to the same issue, in the amount of approximately 332 million Brazilian real (85m US dollar), increasing possible losses related to this issue to approximately 796 million Brazilian real (195m US dollar) as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth State Aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. AB InBev has a Belgian excess profit ruling. AB InBev has not yet received any formal communication from Belgium on recovery. In addition, Belgium has announced that it will appeal the Commission decision to the EU’s General Court. The appeal does not suspend the recovery process, and the company cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, and the different elements referred to above, the company has not recorded any provisions in connection therewith as of 31 December 2015.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 648 million Brazilian real (166m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-10. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of 353 million Brazilian real (114m US dollar). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. According to the opinion of Ambev’s management, a loss was possible (but not probable), and therefore Ambev had not established a provision in its financial statements. This possible loss was expected to be limited to the aforementioned fine (which reached 620 million Brazilian Real (200m US dollar) as of 30 June 2015, reflecting adjustment for inflation and accrued interests) and additional legal fees in connection with this matter. On 14 July 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding No. 08012.003805/2004-10. With this settlement, Ambev agreed to pay a fine in the amount of 229 million Brazilian real (77m US dollar). The final amount agreed upon by the parties is the result of the correction of some mistakes in the original decision, as well as an approximate 20% discount granted by CADE.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that it will have full immunity from fines at the end of the proceedings.

On 12 December 2014 a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (The Beer Store) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was amended by the claimants on 20 May 2015. The lawsuit, brought pursuant to the Ontario Class Proceedings Act, seeks, among other things: a declaration that the defendants conspired and agreed with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired and agreed to fix, increase and/or maintain the fees charged by The Beer Store to other competitive brewers who wished to sell their products through The Beer Store, a declaration that the parties conspired to impose higher/differential prices to Ontario licensees (on-trade) for beer, which the claimants allege is illegal under the Liquor Control Act and a declaration that The Beer Store was not permitted by law to charge “licensee” prices that are in excess of retail prices for beer. The claimants are seeking damages not exceeding 1.4 billion Canadian dollar (1.0 billion US dollar), punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and disgorgement of certain revenues. The company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 7 million US dollar. Plaintiffs’ counsel has received approximately 0.8 million US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to

California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 Order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as, a stay pending appeal and that motion was granted on 9 October 2015. The company subsequently appealed. That appeal remains pending. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 66 million US dollar.

31.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board of management participate in the pension plan of their respective country – see also Note 23 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 24 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2015		2014
Million US dollar	Directors	Executive board management	Directors	Executive board management

Short-term employee benefits	3	25	2	21
Post-employment benefits	-	2	-	2
Other long-term employee benefits	-	-	-	1
Share-based payments	2	65	3	73
	5	91	5	97

Directors’ compensation consists mainly of directors’ fees.

During 2015, AB InBev entered into the following transactions through Grupo Modelo and its subsidiaries:

●

The acquisition of information technology and infrastructure services for a consideration of approximately 4m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2015;

●	The acquisition of sponsorship rights, lease and other agreements for an aggregated consideration of 5m US dollar from companies owned by one of the company’s Board Member as of 31 December 2015.

With the exception of the abovementioned transactions, key management personnel were not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2015	2014

Non-current assets	2	2
Current assets	5	4
Non-current liabilities	2	-
Current liabilities	5	5
Result from operations	(1)	6
Profit attributable to equity holders of AB InBev	-	3
TRANSACTIONS WITH ASSOCIATES AB InBev’s transactions with associates were as follows:
Million US dollar	2015	2014

Gross profit	(77)	(92)
Current assets	2	2
Current liabilities	25	11

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US and 1m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITIES

AB InBev has no material transactions with government-related entities.

32.	EVENTS AFTER THE BALANCE SHEET DATE

BOND ISSUANCE

On 25 January 2016 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV, issued 46 billion US dollar aggregate principal amount of bonds. The bonds comprise the following series: 4.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2019 bearing interest at an annual rate of 1.900%; 7.5 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2021 bearing interest at an annual rate of 2.650%; 6.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2023 bearing interest at an annual rate of 3.300%; 11.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2026 bearing interest at an annual rate of 3.650%; 6.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2036 bearing interest at an annual rate of 4.700%; 11.0 billion US dollar aggregate principal amount of fixed rate Notes due 1 February 2046 bearing interest at an annual rate of 4.900%; and 0.5 billion US dollar aggregate principal amount of floating rate Notes due 1 February 2021 bearing interest at an annual rate of 126 basis points above three-month LIBOR.

Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the Combination with SABMiller and related transactions. The remainder of the net proceeds will be used for general corporate purposes.

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including the special mandatory redemption date if the Combination is not consummated on or prior to 11 November 2016 (which date is extendable at the option of the Issuer to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Combination and that it is no longer pursuing the Combination.

On 29 January 2016 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV, issued 1.47 billion US dollar aggregate principal amount of fixed rate Notes due 2046. The Notes will bear interest at an annual rate of 4.915%.

PARTIAL CANCELATION OF THE 75.0 BILLION US DOLLAR COMMITTED SENIOR ACQUISITION FACILITIES

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities following the bond issuances described above. Upon receipt of the net proceeds of the 46 billion US dollar offering, the company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar. Additionally, the company chose to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A as permitted under the terms of the Committed Senior Acquisition Facilities. It is intended that the net proceeds from the announced sale of both SABMiller’s interests in MillerCoors and the global Miller brand, and certain other future disposals, will be used to pay down and cancel the Disposal Bridge Facility in due course.

ARGENTINA PESO DEVALUATION

In December 2015, the Argentinean peso underwent a severe devaluation. In 2015, the Argentinean operations represented 4.8% of the company’s consolidated revenue and 5.5% of the company’s consolidated normalized EBITDA. The 2015 Argentinean full year results were translated at an average rate of 9.1017 Argentinean pesos per US dollar. The 2015 devaluation, and further devaluations in the future, if any, is expected to decrease the company’s net assets in Argentina, with a balancing entry in the equity of the company. The translation of results and cash flows of the company’s Argentinean operations are also expected to be impacted.

SABMILLER’S EUROPEAN BUSINESS

On 3 December 2015, in line with its commitment to proactively address potential regulatory considerations, Anheuser-Busch InBev SA/NV announced that it was exploring the sale of certain of SABMiller’s European premium brands and related businesses.

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and related business. The offer values the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, UK and internationally at 2 550m euro on a debt free/cash free basis. The parties have now commenced the relevant employee information and consultation processes, during which time AB InBev has agreed to a period of exclusivity with Asahi in respect of these brands and businesses.

Asahi’s offer is conditional on the successful closing of the recommended acquisition of SABMiller by AB InBev, as announced on 11 November 2015.

33.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 485.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2015

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.83

BELGIUM
AB INBEV NV – Grote Palace 1 - 1000 - Bruxelles	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 - Leuven	100.00
INBEV BELGIUM N.V. - Boulevard Industriel 21 - 1070 - Bruxelles	100.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	53.63

BRAZIL
AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.98

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.98

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 - Quilicura	61.98

CHINA
ANHEUSER-BUSCH INBEV (WUHAN) BREWING COMPANY LIMITED - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (HARBIN) SALES COMPANY LTD. - 20 Youfang Street, Xiangfang District - 150030 - Harbin City, Heilongjiang Province	100.00
ANHEUSER-BUSCH INBEV (ZHOUSHAN) BREWERY CO. LTD. - 1 Linggang Yi Road - Zhou Shan City, Zhejiang Province	100.00
INBEV BAISHA (HUNAN) BREWERY CO. LTD. - 304 Shaozhong Middle Road - 410000 - Changsha City, Hunan Province	100.00
INBEV DOUBLE DEER BREWING GROUP CO. LTD. - 419 Wu Tian Street - Wenzhou City, Zhejiang Province	55.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	60.00
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO. LTD. - 198 Chengzhan Road - Xiaogan City, Hubei Province	60.00
INBEV KK (NINGBO) BREWERY CO LTD. - YinJiang Town, Yin Zhou District - 315000 - Ningbo City, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NINGBO) BREWERY CO. LTD. - YinJiang Town, Yin Zhou District - 315000 - Ningbo City, Zhejiang Province	100.00
ANHEUSER-BUSCH INBEV (NANJING) BREWERY CO. LTD. - Qiliqiao Pukou District - 211800 - Nanjing City, Jiangsu Province	100.00
Siping Ginsber Draft Beer Co Ltd-XianMaQuan area,TieDong district,ShiPing city, JiLin province,Hebei, China	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (JIANGSU) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (YANCHENG) BREWERY CO. LTD. - West of Nanhuan Road, Industry District, Dazhong Town - Dafeng City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (SUZHOU) BREWERY CO. LTD. - 12, East Traffic Road, Lili Town, Wujiang District - Suzhou City, Jiangsu Province	100.00

COLOMBIA
BOGOTA BEER COMPANY BBC S.A.S. - Avenida Carrera 24 85A-47 - Bogota	61.98

CZECH REPUBLIC
Pivovar Samson a.s. - V parku 2326/18, Chodov, 148 00 Praha 4, Česká republika	100.00

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2015

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo	34.09

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	61.98

FRANCE
AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	100.00
HAAKE-BECK BRAUEREI GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, ROAD NO. 12 - BANJARA HILLS, HYDERABAD 500034 - ANDHRA PRADESH	100.00

SOUTH KOREA
ORIENTAL BREWERY CO., LTD - 151, Hyeondogongdan-ro, Seowon-gu Cheongju-si, Chungcheongbuk-do, South Korea	100.00

MEXICO
GRUPO MODELO S.A.B. DE C.V. - JAVIER BARROS SIERRA N° 555 - PISO 6, TORRE ACUARIO, COLONIA ZEDEC SANTA FE - C.P. 01210 - MEXICO CITY, DISTRITO FEDERAL - ALVARO OBREGON	100.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 - Ypané	54.15

PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	61.98

RUSSIA
OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.95

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00

UKRAINE
SUN INBEV UKRAINE PJSC - 30-V Fizkultury Str., BC “Faringeit” 4th floor - 3068 - Kiev	98.29

US
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00

UNITED KINGDOM
BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 - Montevideo	61.94

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province, Vietnam	100.00

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

	2015	2014	2013	2012	2011

Cash flow from operating activities (US dollar per share)	8.62	8.66	8.53	8.29	7.83
Normalized earnings per share (US dollar per share)	5.20	5.43	4.91	4.50	4.04
Dividend (euro per share)	3.60	3.00	2.05	1.70	1.20

Share price high (euro per share)	124.20	94.89	79.60	71.05	47.35
Share price low (euro per share)	87.73	69.14	63.44	46.10	33.85
Year-end share price (euro per share)	114.40	93.86	77.26	65.74	47.31

Weighted average number of ordinary shares (million shares)	1 638	1 634	1 617	1 600	1 595
Diluted weighted average number of ordinary shares (million shares)	1 668	1 665	1 650	1 628	1 614
Volume of shares traded (million shares)	449	397	423	486	652

INFORMATION ON THE AUDITORS’ ASSIGNMENTS AND RELATED FEES

AB InBev’s Statutory auditor is PricewaterhouseCoopers Bedrijfsrevisoren cvba, represented by Koen Hens, engagement partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors.

Fees for 2015 in relation to services provided by PricewaterhouseCoopers Bedrijfsrevisoren amounted to 3 133k US dollar (2014: 2 551k US dollar), which was composed of audit services for the annual financial statements of 1 522k US dollar (2014: 1 786k US dollar), tax services of 41k US dollar (2014: 171k US dollar), audit related services of 1 567k US dollar (2014: 397k US dollar) and other services of 3k US dollar (2014: 197k US dollar). Audit related services mainly relate to services incurred in connection with rights and bonds issuance, interim dividends, responsible drinking certification and capital increases. Tax services mainly relate to services incurred in connection with expat services, all of which have been pre-approved by the company’s Audit Committee.

Fees for 2015 in relation to services provided by other offices in the PricewaterhouseCoopers network amounted to 8 838 k US dollar (2014: 17 935k US dollar), which was composed of audit services for the annual financial statements of 5 417k US dollar (2014: 12 912k US dollar), tax services of 2 623k US dollar (2014: 3 754k US dollar), audit related services of 597k US dollar (2014: 167k US dollar) and other services of 201 k US dollar (2014: 1 102k US dollar).

FINANCIAL CALENDAR

Publication of 2015 results	25 February 2016
Annual report 2015 available on www.ab-inbev.com	25 February 2016
General shareholders meeting	27 April 2016
Dividend: ex-coupon date	29 April 2016
Publication of first quarter results	4 May 2016
Publication of half year results	29 July 2016
Publication of third quarter results	28 October 2016

INVESTOR RELATIONS CONTACT

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Heiko Vulsieck
Tel: +1-212-573-9283	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer
Tel: + 32-16-27-68-23
E-mail: kathleen.vanboxelaer@ab-inbev.com

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditors’ report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2015.

The statutory auditor’s report is unqualified and certifies that the non-consolidated financial statements of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2015 give a true and fair view of the financial position and results of AB InBev NV in accordance with all legal and regulatory dispositions.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	2015	2014

ASSETS

Non-current assets
Intangible assets	419	195
Property, plant and equipment	110	87
Financial assets	66 567	55 805
	67 096	56 087

Current assets	12 147	10 905

Total assets	79 243	66 992

EQUITY AND LIABILITIES

Equity
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	668	279
Reserves available for distribution	-	242
Profit carried forward	15 950	20 941
	31 167	36 011

Provisions and deferred taxes	252	325

Non-current liabilities	32 868	20 242

Current liabilities	14 956	10 414

Total equity and liabilities	79 243	66 992

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT
Million euro	2015	2014

Operating income	976	850
Operating expenses	(897)	(634)
Operating result	79	216

Financial result	889	2 086
Impairment financial assets	(44)	(628)
Result for the year available for appropriation	924	1 674

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS

Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest).

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.